Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the years ended December 31, 2020 and 2019

MANAGEMENT’S REPORT
Financial Reporting
The preparation and presentation of the accompanying consolidated financial statements, MD&A and all financial information in the consolidated financial statements are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Financial statements by nature include amounts based upon estimates and judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Management has prepared the financial information presented elsewhere in this document and has ensured that it is consistent with that in the consolidated financial statements.
The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit Committee of the Board of Directors, composed of directors who are unrelated and independent, has a specific responsibility to oversee management’s efforts to fulfill its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
During the year ended December 31, 2020, the Company acquired Empresa de Servicios de los Lagos S.A. (“ESSAL”) and Ascendant Group Limited (“Ascendant”). Management is in the process of evaluating the existing controls and procedures of ESSAL and Ascendant and integrating financial reporting and controls for ESSAL and Ascendant into the Company's internal control over financial reporting. The financial information for these acquisitions is included in this MD&A and in note 3 to the consolidated financial statements. As permitted by National Instrument 52-109 and the U.S. Securities and Exchange Commission, due to the complexity associated with assessing internal controls during integration efforts, the Company excluded these acquisitions from its evaluation of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2020 (representing approximately 8% of its total assets as of December 31, 2020 and approximately 3% of its revenues for the year ended December 31, 2020).
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2020.

March 4, 2021

/s/ Arun Banskota	/s/ Arthur Kacprzak
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Algonquin Power & Utilities Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”), as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 4, 2021 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Regulatory assets and liabilities—Recovery of costs through rate regulation
Description of the Matter
As described in Note 7 to the consolidated financial statements, the Company has approximately $845 million in regulatory assets and approximately $602 million in regulatory liabilities that are subject to regulation by the public utility commissions of the regions in which they operate. Rates are determined under cost of service regulation. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on assets or common shareholder’s equity. Regulatory decisions can have an impact on the timely recovery of costs and the approved returns. The recoverability of such costs through rate-regulation impacts multiple financial statement line items and disclosures, including property, plant, and equipment, regulatory assets and liabilities, regulated electricity, gas and water distribution revenues and the corresponding expenses, income tax expense, and depreciation and amortization expense.

Although the Company expects to recover its costs from customers through rates, there is a risk that the respective regulator will not approve full recovery of the costs incurred. Auditing the recoverability of these costs through rates is complex and highly judgmental due to the significant judgments and probability assessments made by the Company to support its accounting and disclosure for regulatory matters when final regulatory decisions or orders have not yet been obtained or when regulatory formulas are complex. There is also subjectivity involved in assessing the potential impact of future regulatory decisions on the financial statements. The Company’s judgments include evaluating the probability of recovery of and recovery on costs incurred, or probability of refund to customers through future rates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s evaluation of the likelihood of recovery of regulatory assets and refund of regulatory liabilities, including management’s controls over the initial recognition and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates, a refund, or future changes in rates.

We performed audit procedures that included, amongst others, evaluating the Company’s assessment of the probability of future recovery for regulatory assets and refund of regulatory liabilities, by comparison to the relevant regulatory orders, filings and correspondence, and other publicly available information including past precedents. For regulatory matters for which regulatory decisions or orders have not yet been obtained, we inspected the Company’s filings for any evidence that might contradict the Company’s assertions, and reviewed other regulatory orders, filings and correspondence for other entities within the same or similar jurisdictions to assess the likelihood of recovery in future rates based on the respective regulator’s treatment of similar costs under similar circumstances. We evaluated the Company’s analysis and corroborated that analysis with letters from legal counsel, when appropriate, regarding cost recoveries or future changes in rates. We also assessed the methodology and mathematical accuracy of the Company’s calculations of regulatory asset and liability balances based on provisions and formulas outlined in rate orders and other correspondence with regulators.

Accounting for Long-term Investments and Related Financing Arrangements
Description of the Matter
As more fully described in Notes 8 and 16 to the consolidated financial statements, the Company has various long-term investments and related financing arrangements with Atlantica Sustainable Infrastructure PLC, Abengoa-Algonquin Global Energy Solutions B.V., Atlantica Yield Energy Solutions Canada Inc. and other development entities.
The accounting for these investments involves the application of the variable interest model, which includes evaluating whether various entities within these investment structures are variable interest entities (“VIE”) and whether the Company is the primary beneficiary of the VIE. If the Company is the primary beneficiary of the VIE, then the VIE is consolidated. These assessments are technically complex, require significant judgment and the involvement of subject matter experts as necessary. Such judgments include a consideration of the adequacy of equity at risk within the entities, consideration of whether other parties to the arrangements are agents or defacto agents, determining the party that has the power to direct the activities of the entities that most significantly affect their economic performance. In addition, certain financing arrangements entered into as part of the funding of these investment structures required a consideration of whether the financing arrangements are debt or non-controlling interests.
Subsequent to the initial set-up, the Company also monitors for reconsideration events relating to these investment structures, including evaluating the continuing ability of other parties to honour their obligations under the arrangements. This necessitates on-going critical judgments over whether any events have arisen that require a re-evaluation of prior accounting judgments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s application of the variable interest model, including the process of evaluating whether an entity is a VIE, whether the Company is the primary beneficiary of the VIE, the classification of related financing instruments and the assessment of reconsideration events.
To evaluate the Company’s conclusions about the determination of VIE and consolidation, our audit procedures included, amongst others, obtaining and reviewing all agreements associated with the set-up of the respective investments, subsidiary financial information and other legal documents. We reviewed management’s analysis of the significant activities and evaluated which party has the power to direct such activities, considering the purpose and design of the entity, composition of the board of directors and other legal rights of the parties, including whether there were indicators that other parties to the arrangement were acting in the role of agents or defacto agents. We also compared the rights of each party to underlying legal documents, articles of incorporation and board of directors’ minutes. In addition, we performed an evaluation of the various entities’ equity and whether such equity at risk was sufficient to conduct its related activities. We analyzed the at risk equity holder’s obligation to absorb the investments’ expected losses and right to receive expected residual returns.
We further evaluated the accounting and presentation of related financing instruments by reviewing the agreements and terms related to such instruments and assessing their equity and debt characteristics.
Finally, we inspected any changes to related agreements and considered the continuing ability of other parties to honour their commitments under the arrangements within the respective structures to determine if a reconsideration event arose that necessitated a re-evaluation of previous accounting judgments.

Impairment of Goodwill
Description of the Matter
As at December 31, 2020, the Company’s goodwill balance of $1.2 billion is largely comprised of previous acquisitions and is inclusive of goodwill of $163.5 million generated from the current year acquisitions of Ascendent Group Limited and Empresa de Servicios de Los Lagos S.A. As discussed in Note 1(c) to the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. The Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount.
Auditing management’s goodwill impairment test is complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting units. In particular, the fair value estimate is sensitive to significant assumptions, such as the weighted average cost of capital, forecasted future revenue, operating expenses, capital expenditures, and working capital balances as well as terminal growth rates, which are affected by expectations about future market and economic conditions. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process and budget review process, including controls over management’s review of the significant assumptions described above. We performed audit procedures that included, amongst others, assessing the significant assumptions and the underlying data used by the Company in its analysis. This encompassed an assessment of both the shorter and long-term growth assumptions used by management as well as the terminal growth rates.
We involved our Valuation specialists in the evaluation of the discounted cash flow model utilized by management, including the computation of the weighted average cost of capital. We compared significant assumptions in the valuation model, especially the forecasted revenue, operating expenses, capital expenditures and terminal growth rates, to current industry, market and economic trends. In addition, we also compared the forecasted revenue, operating expenses, capital expenditures and terminal growth rates used by management to regulatory rate case filings and approvals. We inspected the Company’s budget and forecast for any changes or modifications that were inconsistent with the above identified assumptions used by management and evaluated any contrary information. We also performed sensitivity analyses of significant assumptions including the forecasted revenue, operating expenses, capital expenditures and terminal growth rates, to evaluate the changes in the fair value of the reporting units that would result from changes in the assumptions.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2013.
Toronto, Canada
March 4, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of Algonquin Power & Utilities Corp.
Opinion on Internal Control over Financial Reporting
We have audited Algonquin Power & Utilities Corp.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Algonquin Power & Utilities Corp. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
As indicated in the accompanying Internal Controls over Financial Reporting section in Management’s Report, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Ascendant Group Limited (“Ascendant”) and Empressa de Servicios Sanitarios de Los Lagos S.A. (“ESSAL”), which are included in the 2020 consolidated financial statements of the Company and constituted 8% of total assets, as of December 31, 2020 and 3% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Ascendant and ESSAL.
We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2020 and 2019, and the consolidated statements of operations, comprehensive income, equity and cash flows for the years then ended, and the related notes, and our report dated March 4, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 4, 2021

Algonquin Power & Utilities Corp.
Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Year ended December 31
	2020	2019
Revenue
Regulated electricity distribution	$777,577	$784,396
Regulated gas distribution	456,267	439,153
Regulated water reclamation and distribution	154,995	130,488
Non-regulated energy sales	255,955	246,601
Other revenue	32,264	25,754
	1,677,058	1,626,392
Expenses
Operating expenses	520,452	471,989
Regulated electricity purchased	227,509	247,417
Regulated gas purchased	144,271	170,487
Regulated water purchased	12,583	8,142
Non-regulated energy purchased	16,645	17,258
Administrative expenses	59,490	56,802
Depreciation and amortization	314,123	284,304
Loss (gain) on foreign exchange	(2,108)	3,146
	1,292,965	1,259,545
Operating income	384,093	366,847
Interest expense	(181,934)	(181,488)
Income from long-term investments (note 8)	664,671	397,621
Other net losses (note 19)	(61,311)	(26,694)
Pension and other post-employment non-service costs (note 10)	(14,072)	(17,332)
Gain on derivative financial instruments (note 24(b)(iv))	964	16,113
	408,318	188,220
Earnings before income taxes	792,411	555,067
Income tax expense (note 18)
Current	(4,888)	(16,431)
Deferred	(59,695)	(53,686)
	(64,583)	(70,117)
Net earnings	727,828	484,950
Net effect of non-controlling interests (note 17)
Non-controlling interests	67,286	62,416
Non-controlling interests held by related party (note 16(b))	(12,651)	(16,482)
	$54,635	$45,934
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$782,463	$530,884
Series A and D Preferred shares dividend (note 15)	8,401	8,486
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$774,062	$522,398
Basic net earnings per share (note 20)	$1.38	$1.05
Diluted net earnings per share (note 20)	$1.37	$1.04
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Year ended December 31
	2020	2019
Net earnings	$727,828	$484,950
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax recovery of $1,526 and of $289, respectively (notes 24(b)(iii) and 24(b)(iv))	28,406	7,795
Change in fair value of cash flow hedges, net of tax recovery of $9,046 and tax expense of $3,862 respectively (note 24(b)(ii))	(24,282)	10,580
Change in pension and other post-employment benefits, net of tax recovery of $6,881 and $2,735, respectively (note 10)	(17,561)	(6,509)
Other comprehensive income (loss), net of tax	(13,437)	11,866
Comprehensive income	714,391	496,816
Comprehensive loss attributable to the non-controlling interests	(55,326)	(43,506)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$769,717	$540,322
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets

(thousands of U.S. dollars)
	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$101,614	$62,485
Accounts receivable, net (note 4)	325,644	259,144
Fuel and natural gas in storage	30,567	30,804
Supplies and consumables inventory	104,078	60,295
Regulatory assets (note 7)	63,042	50,213
Prepaid expenses	49,640	29,003
Derivative instruments (note 24)	13,106	13,483
Other assets (note 11)	7,266	7,764
	694,957	513,191
Property, plant and equipment, net (note 5)	8,241,838	7,240,980
Intangible assets, net (note 6)	114,913	47,616
Goodwill (note 6)	1,208,390	1,031,696
Regulatory assets (note 7)	782,429	509,674
Long-term investments (note 8)
Investments carried at fair value	1,837,429	1,294,147
Other long-term investments	214,583	121,968
Derivative instruments (note 24)	39,001	72,221
Deferred income taxes (note 18)	21,880	30,585
Other assets (note 11)	68,486	58,708
	$13,223,906	$10,920,786
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets

(thousands of U.S. dollars)
	December 31, 2020	December 31, 2019
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$192,160	$150,336
Accrued liabilities	369,530	307,952
Dividends payable (note 15)	92,720	73,945
Regulatory liabilities (note 7)	38,483	41,683
Long-term debt (note 9)	139,874	225,013
Other long-term liabilities (note 12)	72,505	57,939
Derivative instruments (note 24)	41,980	5,898
Other liabilities	7,901	9,300
	955,153	872,066
Long-term debt (note 9)	4,398,596	3,706,855
Regulatory liabilities (note 7)	563,035	565,695
Deferred income taxes (note 18)	568,644	491,538
Derivative instruments (note 24)	68,430	78,766
Pension and other post-employment benefits obligation (note 10)	341,502	224,094
Other long-term liabilities (note 12)	339,181	243,401
	7,234,541	6,182,415
Redeemable non-controlling interests (note 17)
Redeemable non-controlling interest, held by related party (note 16(b))	306,316	305,863
Redeemable non-controlling interests	20,859	25,913
	327,175	331,776
Equity:
Preferred shares	184,299	184,299
Common shares (note 13(a))	4,935,304	4,017,044
Additional paid-in capital	60,729	50,579
Retained earnings (deficit)	45,753	(367,107)
Accumulated other comprehensive loss (“AOCI”) (note 14)	(22,507)	(9,761)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,203,578	3,875,054
Non-controlling interests (note 17)
Non-controlling interests	399,487	457,834
Non-controlling interest, held by related party (note 16(c))	59,125	73,707
	458,612	531,541
Total equity	5,662,190	4,406,595
Commitments and contingencies (note 22)
Subsequent events (notes 3, 8, 13 and 26)
	$13,223,906	$10,920,786
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statement of Equity

(thousands of U.S. dollars) For the year ended December 31, 2020

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2019	$4,017,044	$184,299	$50,579	$(367,107)	$(9,761)	$531,541	$4,406,595
Net earnings (loss)	—	—	—	782,463	—	(54,635)	727,828
Effect of redeemable non-controlling interests not included in equity (note 17)	—	—	—	—	—	(5,696)	(5,696)
Other comprehensive loss	—	—	—	—	(12,746)	(691)	(13,437)
Dividends declared and distributions to non-controlling interests	—	—	—	(281,977)	—	(25,749)	(307,726)
Dividends and issuance of shares under dividend reinvestment plan	70,830	—	—	(70,830)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	3,371	3,371
Common shares issued upon conversion of convertible debentures	48	—	—	—	—	—	48
Common shares issued upon public offering, net of cost	823,891	—	—	—	—	—	823,891
Common shares issued under employee share purchase plan	4,327	—	—	—	—	—	4,327
Share-based compensation	—	—	25,859	—	—	—	25,859
Common shares issued pursuant to share-based awards	19,164	—	(13,959)	(16,796)	—	—	(11,591)
Acquisition of redeemable non-controlling interest, net (note 3(b))	—	—	(1,750)	—	—	10,471	8,721
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statement of Equity

(thousands of U.S. dollars) For the year ended December 31, 2019

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2018	$3,562,418	$184,299	$45,553	$(595,259)	$(19,385)	$519,896	$3,697,522
Adoption of ASU 2017-12 on hedging	—	—	—	(186)	186	—	—
Net earnings (loss)	—	—	—	530,884	—	(45,934)	484,950
Redeemable non-controlling interests not included in equity (note 17)	—	—	—	—	—	(7,476)	(7,476)
Other comprehensive income	—	—	—	—	9,438	2,428	11,866
Dividends declared and distributions to non-controlling interests	—	—	—	(217,464)	—	(37,691)	(255,155)
Dividends and issuance of shares under dividend reinvestment plan (note 13(a)(iii))	68,856	—	—	(68,856)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	100,318	100,318
Common shares issued upon conversion of convertible debentures	148	—	—	—	—	—	148
Common shares issued upon public offering, net of cost	364,211	—	—	—	—	—	364,211
Issuance of common shares under employee share purchase plan	2,853	—	—	—	—	—	2,853
Share-based compensation	—	—	12,974	—	—	—	12,974
Common shares issued pursuant to share-based awards	18,558	—	(7,948)	(16,226)	—	—	(5,616)
Balance, December 31, 2019	$4,017,044	$184,299	$50,579	$(367,107)	$(9,761)	$531,541	$4,406,595
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Year ended December 31
	2020	2019
Cash provided by (used in):
Operating Activities
Net earnings	$727,828	$484,950
Adjustments and items not affecting cash:
Depreciation and amortization	314,123	284,304
Deferred taxes	59,695	53,686
Unrealized gain on derivative financial instruments	(2,124)	(15,237)
Share-based compensation expense	24,637	11,042
Cost of equity funds used for construction purposes	(2,219)	(4,896)
Change in value of investments carried at fair value	(559,701)	(276,458)
Pension and post-employment expense in excess of (lower than) contributions	2,182	(8,952)
Distributions received from equity investments, net of income	3,869	7,487
Others	14,406	15,031
Net change in non-cash operating items (note 23)	(77,479)	60,303
	505,217	611,260
Financing Activities
Increase in long-term debt	3,471,740	3,614,758
Decrease in long-term debt	(3,160,523)	(3,048,008)
Issuance of common shares, net of costs	820,767	362,364
Cash dividends on common shares	(253,762)	(196,391)
Dividends on preferred shares	(8,401)	(8,486)
Contributions from non-controlling interests, related party	—	96,752
Contributions from non-controlling interests and redeemable non-controlling interests (note 17)	3,717	3,403
Production-based cash contributions from non-controlling interest	3,371	3,565
Distributions to non-controlling interests, related party (note 16(b) and (c))	(27,447)	(38,718)
Distributions to non-controlling interests	(11,417)	(12,251)
Payments upon settlement of derivatives	—	(8,732)
Shares surrendered to fund withholding taxes on exercised share options	(5,274)	(5,282)
Repurchase of non-controlling interest	(76,046)	—
Increase in other long-term liabilities	18,342	10,175
Decrease in other long-term liabilities	(8,208)	(39,783)
	766,859	733,366
Investing Activities
Additions to property, plant and equipment and intangible assets	(786,030)	(581,332)
Increase in long-term investments	(279,188)	(669,832)
Acquisitions of operating entities (note 3)	(402,784)	(308,423)
Increase in other assets	(21,419)	(16,690)
Receipt of principal on development loans receivable	244,285	251,118
Distributions received from equity investments	14,818	1,000
Proceeds from sale of long-lived assets	415	—
	(1,229,903)	(1,324,159)
Effect of exchange rate differences on cash and restricted cash	573	1,032
Increase in cash, cash equivalents and restricted cash	42,746	21,499
Cash, cash equivalents and restricted cash, beginning of year	87,272	65,773
Cash, cash equivalents and restricted cash, end of year	$130,018	$87,272

Algonquin Power & Utilities Corp. Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Year ended December 31
	2020	2019
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$190,942	$171,548
Cash paid during the year for income taxes	$5,603	$14,543
Cash received during the year for distributions from equity investments	$121,506	$131,492
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$74,505	$98,231
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$94,321	$87,414
Issuance of common shares upon conversion of convertible debentures	$50	$155
Sale of property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$27,611	$57,753
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Chile and Bermuda; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission.
(b)Basis of consolidation
The accompanying consolidated financial statements of AQN include the accounts of AQN, its wholly owned subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary (note 1(m)). Intercompany transactions and balances have been eliminated. Interests in subsidiaries owned by third parties are included in non-controlling interests (note 1(s)).
(c)Business combinations, intangible assets and goodwill
The Company accounts for acquisitions of entities or assets that meet the definition of a business as business combinations. Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are measured at their fair value at the acquisition date, except for deferred income taxes, which are accounted for as described in note 1(v). Acquisition costs are expensed in the period incurred. When the set of activities does not represent a business, the transaction is accounted for as an asset acquisition and includes acquisition costs.
Intangible assets acquired are recognized separately at fair value if they arise from contractual or other legal rights or are separable. Power sales contracts are amortized on a straight-line basis over the remaining term of the contract ranging from 6 to 25 years from the date of acquisition. Interconnection agreements are amortized on a straight-line basis over their estimated life of 40 years. The majority of the Company's customer relationships are amortized on a straight-line basis over their estimated lives of 25 to 40 years. Certain customer relationships and water rights in Chile as well as brand names are considered indefinite-lived intangibles and are not amortized, but assessed annually for indicators of impairment. Miscellaneous intangibles include renewable energy credits that are purchased by the Company's electric utilities to satisfy renewable portfolio standard obligations. These intangibles are not amortized but are derecognized when remitted to the respective state authority to satisfy the compliance obligation.
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net assets acquired. Goodwill is generally not included in the rate base on which regulated utilities are allowed to earn a return and is not amortized.
As at September 30 of each year, the Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount. If it is more likely than not that a reporting unit’s fair value is less than its carrying amount or if a quantitative assessment is elected, the Company calculates the fair value of the reporting unit. If the carrying amount of the reporting unit as a whole exceeds the reporting unit’s fair value, an impairment charge is recorded in an amount of that excess, limited to the total amount of goodwill allocated to that reporting unit. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(d)Accounting for rate regulated operations
The operating companies within the Regulated Services Group are subject to rate regulation generally overseen by the regulatory authorities of the jurisdictions in which they operate (the “Regulator”). The Regulator provides the final determination of the rates charged to customers. AQN’s regulated operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board (“FASB”) ASC Topic 980, Regulated Operations (“ASC 980”) except for AQN's Chilean operating company, Empresa de Servicios de Los Lagos S.A. (“ESSAL”), which was acquired in October 2020. The rates that are approved under the Chilean regulatory framework are designed to recover the costs of service of a model water utility. Because the rates are not designed to recover ESSAL's specific costs of service, the utility does not meet the criteria to follow the accounting guidance under ASC 980.
Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process. Included in note 7, “Regulatory matters”, are details of regulatory assets and liabilities, and their current regulatory treatment.
In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate regulated enterprises and would be required to record an after-tax, non-cash charge or credit against earnings for any remaining regulatory assets or liabilities. The impact could be material to the Company’s reported financial condition and results of operations.
The U.S. electric, gas and water utilities’ accounts are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (“FERC”), the Regulator and National Association of Regulatory Utility Commissioners in the United States. The New Brunswick Gas accounts are maintained in accordance with the New Brunswick Gas Distribution Act Uniform Accounting Regulation.
(e)Cash and cash equivalents
Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less.
(f)Restricted cash
Restricted cash represents reserves and amounts set aside pursuant to requirements of various debt agreements, deposits to be returned back to customers, and certain requirements related to generation and transmission operations. Cash reserves segregated from AQN’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. AQN cannot access restricted cash without the prior authorization of parties not related to AQN.
(g)Accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, future economic conditions and outlook, and the receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(h)Fuel and natural gas in storage
Fuel and natural gas in storage is reflected at weighted average cost or first-in-first-out as required by regulators and represents fuel, natural gas and liquefied natural gas that will be utilized in the ordinary course of business of the gas utilities and some generating facilities. Existing rate orders and other contracts allow the Company to pass through the cost of gas purchased directly to the customers along with any applicable authorized delivery surcharge adjustments (note 7(g)). Accordingly, the net realizable value of fuel and gas in storage does not fall below the cost to the Company.
(i)Supplies and consumables inventory
Supplies and consumables inventory (other than capital spares and rotatable spares, which are included in property, plant and equipment) are charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed, used or upon becoming obsolete. These items are stated at the lower of cost and net realizable value. Through rate orders and the regulatory environment, capitalized construction jobs are recovered through rate base and repair and maintenance expenses are recovered through a cost of service calculation. Accordingly, the cost usually reflects the net realizable value.
(j)Property, plant and equipment
Property, plant and equipment are recorded at cost. Capitalization of development projects begins when management with the relevant authority has authorized and committed to the funding of a project and it is probable that costs will be realized through the use of the asset or ultimate construction and operation of a facility. Project development costs for rate regulated entities, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized either as property, plant and equipment or regulatory assets when it is determined that recovery of such costs through regulated revenue of the completed project is probable.
The costs of acquiring or constructing property, plant and equipment include the following: materials, labour, contractor and professional services, construction overhead directly attributable to the capital project (where applicable), interest for non-regulated property and allowance for funds used during construction (“AFUDC”) for regulated property. Where possible, individual components are recorded and depreciated separately in the books and records of the Company. Plant and equipment under finance leases are initially recorded at cost determined as the present value of lease payments to be made over the lease term.
AFUDC represents the cost of borrowed funds and a return on other funds. Under ASC 980, an allowance for funds used during construction projects that are included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. For operations that do not apply regulatory accounting, interest related only to debt is capitalized as a cost of construction in accordance with ASC 835, Interest. The interest capitalized that relates to debt reduces interest expense on the consolidated statements of operations. The AFUDC capitalized that relates to equity funds is recorded as interest and other income under income from long-term investments on the consolidated statements of operations.
Improvements that increase or prolong the service life or capacity of an asset are capitalized. Costs incurred for major expenditures or overhauls that occur at regular intervals over the life of an asset are capitalized and depreciated over the related interval. Maintenance and repair costs are expensed as incurred. Grants related to capital expenditures are recorded as a reduction to the cost of assets and are amortized at the rate of the related asset as a reduction to depreciation expense. Grants related to operating expenses such as maintenance and repairs costs are recorded as a reduction of the related expense. Contributions in aid of construction represent amounts contributed by customers, governments and developers to assist with the funding of some or all of the cost of utility capital assets. They also include amounts initially recorded as advances in aid of construction (note 12(a)) but where the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility assets and are amortized at the rate of the related asset as a reduction to depreciation expense.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(j)Property, plant and equipment (continued)

The Company’s depreciation is based on the estimated useful lives of the depreciable assets in each category and is determined using the straight-line method with the exception of certain wind assets, as described below. The ranges of estimated useful lives and the weighted average useful lives are summarized below:

	Range of useful lives		Weighted average useful lives
	2020	2019	2020	2019
Generation	3 - 60	3 - 60	33	33
Distribution	1 - 100	5 - 100	40	42
Equipment	5 - 50	5 - 44	11	10
The Company uses the unit-of-production method for certain components of its wind generating facilities where the useful life of the component is directly related to the amount of production. The benefits of components subject to wear and tear from the power generation process are best reflected through the unit-of-production method. The Company generally uses wind studies prepared by third parties to estimate the total expected production of each component.
In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of the Regulated Services Group are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operations in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment are charged to earnings as incurred.
(k)Commonly owned facilities
The Regulated Services Group owns undivided interests in three electric generating facilities with ownership interest ranging from 7.52% to 60%, with a corresponding share of capacity and generation from the facility used to serve certain of its utility customers. The Company's investment in the undivided interest is recorded as plant in service and recovered through rate base. The Company's share of operating costs is recognized in operating, maintenance and fuel expenditures excluding depreciation expense.
(l)Impairment of long-lived assets
AQN reviews property, plant and equipment and finite-life intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
As at September 30 of each year, the Company assesses qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible is impaired. If it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset. If the carrying value of the intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Indefinite-life intangibles are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduces the fair value below its carrying amount.
Recoverability of assets expected to be held and used is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value.
(m)Variable interest entities
The Company performs analyses to assess whether its operations and investments represent VIEs. To identify potential VIEs, management reviews contracts under leases, long-term purchase power agreements and jointly owned facilities. VIEs for which the Company is deemed the primary beneficiary are consolidated. In circumstances where AQN is not deemed the primary beneficiary, the VIE is not consolidated (note 8).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(m)Variable interest entities (continued)
The Company has equity and notes receivable interests in two power generating facilities and one water pipeline project. AQN has determined that these entities are considered VIEs mainly based on total equity at risk not being sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The key decisions that affect the generating facilities’ economic performance relate to siting, permitting, technology, construction, operations and maintenance and financing. The key decisions that affect the water pipeline investment entity's performance relate to any future investments and loans to the project, administering its rights as lender to the project, and the distribution of any interest or dividends received from the project. As AQN has both the power to direct the activities of the entities that most significantly impact its economic performance and the right to receive benefits or the obligation to absorb losses of the entities that could potentially be significant to the entities, the Company is considered the primary beneficiary.
Total net book value of assets and long-term debt of these facilities amounts to $59,521 (2019 - $60,230) and $20,328 (2019 - 21,754), respectively. The financial performance of these entities reflected on the consolidated statements of operations includes non-regulated energy sales of $17,116 (2019 - 17,108), operating expenses and amortization of $5,400 (2019 - $4,930) and interest expense of $2,119 (2019 - $2,340).
(n)Long-term investments and notes receivable
Investments in which AQN has significant influence but not control are either accounted for using the equity method or at fair value. Equity-method investments are initially measured at cost including transaction costs and interest when applicable. AQN records its share in the income or loss of its equity-method investees in income from long-term investments in the consolidated statements of operations. AQN records in the consolidated statements of operations the fluctuations in the fair value of its investees held at fair value and dividend income when it is declared by the investee.
Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable are initially recorded at cost, which is generally face value. Subsequent to acquisition, the notes receivable are recorded at amortized cost using the effective interest method. The Company holds these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity. Interest from long-term investments is recorded as earned and when collectability of both the interest and principal are reasonably assured.
If a loss in value of a long-term investment is considered other than temporary, an allowance for impairment on the investment is recorded for the amount of that loss. An allowance on notes receivable is recorded in order to present the net amount expected to be collected on the receivable. This allowance reflects the risk of loss over the remaining contractual life of the asset, taking into consideration historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(o)Pension and other post-employment plans
The Company has established defined contribution pension plans, defined benefit pension plans, other post-employment benefit (“OPEB”) plans, and supplemental retirement program (“SERP”) plans for its various employee groups. Employer contributions to the defined contribution pension plans are expensed as employees render service. The Company recognizes the funded status of its defined benefit pension plans, OPEB and SERP plans on the consolidated balance sheets. The Company’s expense and liabilities are determined by actuarial valuations, using assumptions that are evaluated annually as of December 31, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The impact of modifications to those assumptions and modifications to prior services are recorded as actuarial gains and losses in accumulated other comprehensive income (“AOCI”) and amortized to net periodic cost over future periods using the corridor method. When settlements of the Company's pension plans occur, the Company recognizes associated gains or losses immediately in earnings if the cost of all settlements during the year is greater than the sum of the service cost and interest cost components of the pension plan for the year. The amount recognized is a pro rata portion of the gains and losses in AOCI equal to the percentage reduction in the projected benefit obligation as a result of the settlement.
The costs of the Company’s pension for employees are expensed over the periods during which employees render service and the service costs are recognized as part of administrative expenses in the consolidated statements of operations. The components of net periodic benefit cost other than the service cost component are included in other net losses in the consolidated statements of operations.
(p)Asset retirement obligations
The Company recognizes a liability for asset retirement obligations based on the fair value of the liability when incurred, which is generally upon acquisition, during construction or through the normal operation of the asset. Concurrently, the Company also capitalizes an asset retirement cost, equal to the estimated fair value of the asset retirement obligation, by increasing the carrying value of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in depreciation and amortization expense on the consolidated statements of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations. Actual expenditures incurred are charged against the obligation.
(q)Leases
The Company accounts for leases in accordance with ASC Topic 842, Leases. The Company leases land, buildings, vehicles, rail cars, and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years. As at the consolidated balance sheet date, the Company is not reasonably certain that these renewal options will be exercised.
The Renewable Energy Group enters into land easement agreements for the operation of its generation facilities. In assessing whether these contracts contain leases, the Company considers whether it has exclusive use of the land. In the majority of situations, the landowner or grantor of the easement still has full access to the land and can use the land in any capacity, as long as it does not interfere with the Company’s operations. Therefore, these land easement agreements do not contain leases. For land easement agreements that provide exclusive access to and use of the land, these agreements meet the definition of a lease and are within the scope of ASC 842.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the consolidated balance sheets. The discount rates used in the measurement of the Company's right-of-use assets and liabilities are the discount rates at the date of lease inception. The Company's lease balances as at December 31, 2020 and its expected lease payments for the next five years and thereafter are not significant.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(r)Share-based compensation
The Company has several share-based compensation plans: a share option plan; an employee share purchase plan (“ESPP”); a deferred share unit (“DSU”) plan; a restricted share unit (“RSU”) and a performance share unit (“PSU”) plan. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value of options using the Black-Scholes option pricing model. The fair value is recognized over the vesting period of the award granted, adjusted for estimated forfeitures. The compensation cost is recorded as administrative expenses in the consolidated statements of operations and additional paid-in capital in equity. Additional paid-in capital is reduced as the awards are exercised, and the amount initially recorded in additional paid-in capital is credited to common shares.
(s)Non-controlling interests
Non-controlling interests represent the portion of equity ownership in subsidiaries that is not attributable to the equity holders of AQN. Non-controlling interests are initially recorded at fair value and subsequently adjusted for the proportionate share of earnings and other comprehensive income (“OCI”) attributable to the non-controlling interests and any dividends or distributions paid to the non-controlling interests.
If a transaction results in the acquisition of all, or part, of a non-controlling interest in a consolidated subsidiary, the acquisition of the non-controlling interest is accounted for as an equity transaction. No gain or loss is recognized in net earnings or comprehensive income as a result of changes in the non-controlling interest, unless a change results in the loss of control by the Company.
Certain of the Company’s U.S. based wind and solar businesses are organized as limited liability corporations (“LLCs”) and partnerships and have non-controlling membership equity investors (“tax equity partnership units”, or “Tax Equity Investors”), which are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. These LLCs and partnership agreements have liquidation rights and priorities that are different from the underlying percentage ownership interests. In those situations, simply applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses would not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, the share of earnings attributable to the non-controlling interest holders in these entities is calculated using the Hypothetical Liquidation at Book Value (“HLBV”) method of accounting (note 17).
The HLBV method uses a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that Tax Equity Investors would receive if an equity investment entity were to liquidate all of its assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period is the Tax Equity Investors' share of the earnings or losses from the investment for that period.
Equity instruments subject to redemption upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity and presented as redeemable non-controlling interests on the consolidated balance sheets. The Company records temporary equity at issuance based on cash received less any transaction costs. As needed, the Company reevaluates the classification of its redeemable instruments, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company records the instruments at their redemption value. Increases or decreases in the carrying amount of a redeemable instrument are recorded within deficit. When the redemption feature lapses or other events cause the classification of an equity instrument as temporary equity to be no longer required, the existing carrying amount of the equity instrument is reclassified to permanent equity at the date of the event that caused the reclassification.
(t)Recognition of revenue
Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.
Refer to note 21, "Segmented information" for details of revenue disaggregation by business units.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(t)Recognition of revenue (continued)
Regulated Services Group revenue
Regulated Services Group revenues consist primarily of the distribution of electricity, natural gas, and water.
Revenue related to utility electricity and natural gas sales and distribution is recognized over time as the energy is delivered. At the end of each month, the electricity and natural gas delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue and sales are based on the ratio of billable days versus unbilled days, amount of electricity or natural gas procured during that month, historical customer class usage patterns, weather, line loss, unaccounted-for gas and current tariffs. Unbilled receivables are typically billed within the next month. Some customers elect to pay their bill on an equal monthly plan.
As a result, in some months cash is received in advance of the delivery of electricity. Deferred revenue is recorded for that amount. The amount of revenue recognized in the period from the balance of deferred revenue is not significant.
Water reclamation and distribution revenue is recognized over time when water is processed or delivered to customers. At the end of each month, the water delivered and wastewater collected from the customers from the date of their last meter read to the end of the month are estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue are based on the ratio of billable days versus unbilled days, amount of water procured and collected during that month, historical customer class usage patterns and current tariffs. Unbilled receivables are typically billed within the next month.
On occasion, a utility is permitted to implement new rates that have not been formally approved by the regulatory commission, which are subject to refund. The Company recognizes revenue based on the interim rate and, if needed, establishes a reserve for amounts that could be refunded based on experience for the jurisdiction in which the rates were implemented.
Revenue for certain of the Company’s regulated utilities is subject to alternative revenue programs approved by their respective regulators. Under these programs, the Company charges approved annual delivery revenue on a systematic basis over the fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is disclosed as alternative revenue in note 21, "Segmented information" and is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers (note 7). The amount subsequently billed to customers is recorded as a recovery of the regulatory asset.
Renewable Energy Group revenue
Renewable Energy Group's revenue consists primarily of the sale of electricity, capacity, and renewable energy credits.
Revenue related to the sale of electricity is recognized over time as the electricity is delivered. The electricity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer.
Revenues related to the sale of capacity are recognized over time as the capacity is provided. The nature of the promise to provide capacity is that of a stand-ready obligation. The capacity is generally expressed in monthly volumes and prices. The capacity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(t)Recognition of revenue (continued)
Renewable Energy Group revenue (continued)
Qualifying renewable energy projects receive renewable energy credits (“RECs”) and solar renewable energy credits (“SRECs”) for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW of electricity was generated from an eligible energy source. The RECs and SRECs can be traded and the owner of the RECs or SRECs can claim to have purchased renewable energy. RECs and SRECs are primarily sold under fixed contracts, and revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any RECs or SRECs generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.
The Company has elected to apply the invoicing practical expedient to the electricity and capacity in the Renewable Energy Group contracts. The Company does not disclose the value of unsatisfied performance obligations for these contracts as revenue is recognized at the amount to which the Company has the right to invoice for services performed. Revenue is recorded net of sales taxes.
(u)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with "CLP", in Chilean Unidad de Fomento with "CLF", and in Bermudian dollars with "BMD" immediately prior to the stated amounts.
Effective January 1, 2020, the functional currency of AQN, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts taking into consideration its operating, financing and investing activities. As a result of the entity's change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk.
The Company’s Canadian operations still have the Canadian dollar as their functional currency since the preponderance of operating, financing and investing transactions are denominated in Canadian dollars. Similarly, the Company's Chilean and Bermudian operations' functional currency is the Chilean peso and the Bermudian dollar, respectively. The financial statements of these operations are translated into U.S. dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing at the balance sheet date, and revenue and expenses are translated using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of OCI and are accumulated in a component of equity on the consolidated balance sheets, and are not recorded in income unless there is a complete or substantially complete sale or liquidation of the investment.
(v)Income taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment. Investment tax credits for the rate regulated operations are deferred and amortized as a reduction to income tax expense over the estimated useful lives of the properties. Investment tax credits along with other income tax credits in the non-regulated operations are treated as a reduction to income tax expense in the year the credit arises.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(v)Income taxes (continued)
The organizational structure of AQN and its subsidiaries is complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
(w)Financial instruments and derivatives
Accounts receivable and notes receivable are measured at amortized cost. Long-term debt and Series C preferred shares are measured at amortized cost using the effective interest method, adjusted for the amortization or accretion of premiums or discounts.
Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the asset’s carrying value at inception. Transaction costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. Costs of arranging the Company’s revolving credit facilities and intercompany loans are recorded in other assets. Deferred financing costs, premiums and discounts on long-term debt are amortized using the effective interest method while deferred financing costs relating to the revolving credit facilities and intercompany loans are amortized on a straight-line basis over the term of the respective instrument.
The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. AQN recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. The fair value recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant. The Company applies hedge accounting to some of its financial instruments used to manage its foreign currency risk, interest rate risk and price risk exposures associated with sales of generated electricity.
For derivatives designated in a cash flow hedge relationship, the change in fair value is recognized in OCI.
The amount recognized in AOCI is reclassified to earnings in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of operations as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The amount remaining in AOCI is transferred to the consolidated statements of operations in the same period that the hedged item affects earnings. If the forecasted transaction is no longer expected to occur, then the balance in AOCI is recognized immediately in earnings.
Foreign currency gain or loss on derivative or financial instruments designated as a hedge of the foreign currency exposure of a net investment in foreign operations that are effective as a hedge is reported in the same manner as the translation adjustment (in OCI) related to the net investment.
The Company’s electric distribution and thermal generation facilities enter into power and gas purchase contracts for load serving and generation requirements. These contracts meet the exemption for normal purchase and normal sales and, as such, are not required to be recorded at fair value as derivatives and are accounted for on an accrual basis. Counterparties are evaluated on an ongoing basis for non-performance risk to ensure it does not impact the conclusion with respect to this exemption.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(x)Fair value measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 Inputs: Other than quoted prices included in level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
(y)Commitments and contingencies
Liabilities for loss contingencies arising from environmental remediation, claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
(z)Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment, intangible assets and goodwill; the recoverability of notes receivable and long-term investments; the recoverability of deferred tax assets; assessments of unbilled revenue; pension and OPEB obligations; timing effect of regulated assets and liabilities; contingencies related to environmental matters; the fair value of assets and liabilities acquired in a business combination; and the fair value of financial instruments. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.
(aa)COVID-19 pandemic
The ongoing outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in business suspensions and shutdowns that have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers.
In each of the jurisdictions where the Company's major renewable energy construction projects are located, construction of new renewable energy generation has been considered an essential activity exempt from government-mandated business shutdowns. As a result, construction activities have proceeded at all of the Company's major renewable energy construction projects throughout the COVID-19 pandemic. In the second quarter of 2020, the U.S. Internal Revenue Service extended by one year the “continuity safe harbor” deadline by which renewable projects must be placed in service to qualify for the maximum permissible U.S. federal tax credits.
The Company’s business, financial condition, cash flows and results of operations are subject to actual and potential future impacts resulting from COVID-19, the full extent of which is not currently known. The extent of the future impact of the COVID-19 pandemic on the Company will depend on, among other things, the duration of the pandemic, the extent of the related public health response measures taken in response to the pandemic and the Company's efforts to mitigate the impact on its operations. The Company has made estimates of the impact of COVID-19 within its consolidated financial statements and there may be changes to those estimates in future periods.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The FASB issued accounting standards update (“ASU”) 2018-08 Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 to reduce diversity in practice on how entities account for transactions on the basis of different views of the economics of a collaborative arrangement. The adoption of this update in 2020 did not have an impact on the consolidated financial statements.
The FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities to improve general purpose financial reporting. The update clarifies that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The adoption of this update in 2020 did not have an impact on the consolidated financial statements.
The FASB issued ASU 2017-04, Business Combinations (Topic 350): Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update is intended to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measured a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under the amendments in this update, the impairment loss will be measured as the amount by which the carrying amount of the reporting unit exceeds the reporting unit’s fair value. The Company will follow the pronouncements prospectively for goodwill impairment testing.
The FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The adoption of this topic in 2020 did not have a significant impact on the consolidated financial statements.
(b)Recently issued accounting guidance not yet adopted
The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently assessing the impact of this update.
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The FASB issued an update to Topic 848 in ASU 2021-01 to clarify that the scope of Topic 848 includes derivatives affected by the discounting transition. The Company is currently assessing the impact of the reference rate reform and this update.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions and development projects
(a)Acquisition of Ascendant Group Limited
On November 9, 2020, the Company completed the acquisition of Ascendant Group Limited (“Ascendant”), parent company of Bermuda Electric Light Company Limited (“BELCO”). BELCO is the sole electric utility providing regulated electrical generation, transmission and distribution services to Bermuda's residents and businesses.
The purchase price was $364,468 for the acquisition of Ascendant. The costs related to this acquisition have been expensed through the consolidated statement of operations.
The following table summarizes the preliminary allocation of the acquisition price to the assets acquired and liabilities assumed at the acquisition date:

Working capital	$71,948
Property, plant and equipment	417,947
Intangible assets	27,315
Goodwill	93,202
Regulatory assets	9,859
Other assets	4,992
Long-term debt	(159,682)
Pension and other post-employment benefits	(58,746)
Derivative instruments	(12,748)
Other liabilities	(29,619)
Total net assets acquired	$364,468
Cash and cash equivalents acquired	42,920
Total net assets acquired, net of cash and cash equivalents	$321,548
The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and certain assumptions. Due to the timing of the acquisition, the Company has not finalized the fair value measurements. In particular, the assignment of goodwill to the reporting units has not been completed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of assets acquired and liabilities assumed.
Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost savings in the delivery of certain shared administrative and other services.
Property, plant and equipment, exclusive of computer software, are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of Ascendant's assets is 29 years.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions and development projects (continued)
(b)Acquisition of ESSAL
The Company acquired 51% of ESSAL on October 13, 2020 for $87,975 and an additional 43% for $74,111 on October 17, 2020, resulting in AQN acquiring in total 94% of the outstanding shares of ESSAL. The remaining 6% of ESSAL is recorded as non-controlling interest by AQN.
Subsequent to year-end, the Company sold a 32% interest in Eco Acquisitionco SpA (the holding company through which AQN's interest in ESSAL is held) to a third party for total consideration of $51,750. This portion will be reflected as additional non-controlling interest in 2021. Following this transaction, AQN owns approximately 64% of the outstanding shares of ESSAL.
ESSAL is a vertically integrated, regional water and wastewater provider in Southern Chile. The Company controls and consolidates ESSAL. Acquisition costs related to this acquisition have been expensed through the consolidated statement of operations.
The following table summarizes the preliminary allocation of the acquisition price of $87,975, when control was obtained, to the assets acquired and liabilities assumed at the initial acquisition date. The purchase of the second tranche reduced non-controlling interest by $74,111 in October 2020.

Working capital	$11,278
Property, plant and equipment	238,504
Intangible assets	37,095
Goodwill	70,382
Other assets	22
Long-term debt	(139,534)
Other post-employment benefits	(2,292)
Deferred tax liabilities, net	(28,074)
Other liabilities	(14,881)
Non-controlling interest	(84,525)
Total net assets acquired	$87,975
Cash and cash equivalents acquired	6,983
Total net assets acquired, net of cash and cash equivalents	$80,992
The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and certain assumptions. Due to the timing of the acquisitions, the Company has not finalized the fair value measurements. In particular, the fair value of certain long-term liabilities and the assignment of goodwill to the reporting units has not been completed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of assets acquired and liabilities assumed.
Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost savings in the delivery of certain shared administrative and other services. Goodwill is reported under the Regulated Services Group Segment.
Property, plant and equipment, exclusive of computer software, are amortized over the estimated useful life of the assets using the straight-line method. The weighted average useful life of ESSAL's assets is 40 years.
(c)Acquisition of Enbridge Gas New Brunswick Limited Partnership & St. Lawrence Gas Company, Inc.
The Company completed the acquisition of Enbridge Gas New Brunswick Limited Partnership (“New Brunswick Gas”) on October 1, 2019, and St. Lawrence Gas Company, Inc. (“St. Lawrence Gas”) on November 1, 2019. New Brunswick Gas is a regulated utility that provides natural gas. The purchase price recorded in 2019 was $256,011 (C$339,036). A closing adjustment of $1,213 (C$1,884) was made in 2020 to reduce goodwill. St. Lawrence Gas is a regulated utility that provides natural gas in northern New York State. The total purchase price recorded in 2019 for the transaction was $61,820. A closing adjustment of $3,207 was made in 2020 to increase goodwill.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions and development projects (continued)
(d)Acquisition of Mid-West Wind Development Project
In 2019, The Empire District Electric Company ("Empire Electric System"), a wholly owned subsidiary of the Company, entered into purchase agreements to acquire, once completed, three wind farms generating up to 600 MW of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri ("Missouri Wind Projects") and in Neosho County, Kansas ("Kansas Wind Project"). These assets, net of third-party tax equity investment, are expected to be included in the rate base of the Empire Electric System.
In November 2019, Liberty Utilities Co., a wholly owned subsidiary of the Company, acquired an interest in the entities that own North Fork Ridge and Kings Point, the two Missouri Wind Projects and, in partnership with a third-party developer, continued development and construction of such projects until they are acquired by the Empire Electric System following completion. The Company accounted for its interest in these two projects using the equity method (note 8(e)).
In November 2019, a tax equity agreement was executed for the Kansas Wind Project and in December 2020, tax equity agreements were executed for the Missouri Wind Projects. The Class A partnership units will be owned by third-party tax equity investors who have committed to fund on a future date. With their interests, the tax equity investors will receive the majority of the tax attributes associated with the Wind Projects.
Concurrent with the execution of the tax equity agreements in December 2020, the North Fork Ridge Wind project reached commercial operation and the tax equity investors provided initial funding of $29,446. Subsequent to year-end, the Empire Electric System acquired the North Fork Ridge project for total consideration of $288,066; the tax equity investor provided additional funding of $84,926; and, North Fork Ridge's third party construction loan of $193,506 was repaid. As a result of obtaining control of the facility, the transaction will be treated as an asset acquisition. The remaining Missouri Wind Project and the Kansas Wind Project are expected to achieve commercial operation in March 2021.
(e)Acquisition of Turquoise Solar Facility
Liberty Utilities (Turquoise Holdings) LLC (“Turquoise Holdings”) is owned by Liberty Utilities (Calpeco Electric) LLC ("Calpeco Electric System"). The 10 MWac solar generating facility is located in Washoe County, Nevada ("Turquoise Solar Facility"). On December 31, 2019, as the Turquoise Solar Facility was placed in service, Turquoise Holdings obtained control of the property, plant and equipment for a total purchase price of $20,830. The Class A partnership units are owned by a third-party tax equity investor who funded $3,403 in 2019 and the final installments of $3,717 in 2020. With its interest, the tax equity investor will receive the majority of the tax attributes associated with the Turquoise Solar Facility. Because the Class A tax equity investor has the right to withdraw from Turquoise Holdings and require the Company to redeem its remaining interests for cash, the Company accounts for this interest as “Redeemable non-controlling interest” outside of permanent equity on the consolidated balance sheets (note 17). Redemption is not considered probable as of December 31, 2020.
(f)Great Bay Solar II Facility
The Great Bay Solar II Facility is a 40 MWac solar powered generating facility in Somerset County, Maryland. Commercial operations as defined by the power purchase agreement were reached for all sites during the year.
Liberty Utilities (America) Holdco Inc., a subsidiary of AQN, is the tax equity investor for the facility and contributed initial funding of $11,281 in 2019. Additional funding of $15,268 was made in 2020. The facility generated an investment tax credit of $10,717 in 2020 (2019 - $8,526), which was recorded by the AQN as a reduction to income tax expense in the consolidated statement of operations.
4.Accounts receivable
Accounts receivable as of December 31, 2020 include unbilled revenue of $91,295 (December 31, 2019 - $80,295) from the Company’s regulated utilities. Accounts receivable as of December 31, 2020 are presented net of allowance for doubtful accounts of $29,506 (December 31, 2019 - $4,939).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Property, plant and equipment
Property, plant and equipment consist of the following:

2020
	Cost	Accumulated depreciation	Net book value
Generation	$2,918,692	$633,210	$2,285,482
Distribution and transmission	5,766,885	661,786	5,105,099
Land	114,847	—	114,847
Equipment	99,722	51,979	47,743
Construction in progress
Generation	136,424	—	136,424
Distribution and transmission	552,243	—	552,243
	$9,588,813	$1,346,975	$8,241,838

2019
	Cost	Accumulated depreciation	Net book value
Generation	$2,816,611	$540,118	$2,276,493
Distribution and transmission	4,997,613	598,449	4,399,164
Land	74,517	—	74,517
Equipment	94,583	47,541	47,042
Construction in progress
Generation	140,235	—	140,235
Distribution and transmission	303,529	—	303,529
	$8,427,088	$1,186,108	$7,240,980
Generation assets include cost of $111,806 (2019 - $109,653) and accumulated depreciation of $43,444 (2019 - $39,638) related to facilities under financing lease or owned by consolidated VIEs. Depreciation expense of facilities under finance leases was $1,708 (2019 - $1,615).
Distribution and transmission assets include the following:
•Cost of $885,087 (2019 - $1,125,062) and accumulated depreciation of $28,779 (2019 - $81,480) related to regulated generation assets. In 2020, the Asbury plant ceased operations and net book value was transferred to a regulatory asset (note 7(a)).
•Cost of $531,191 (2019 - $514,709) and accumulated depreciation of $50,919 (2019 - $31,349) related to commonly owned facilities (note 1(k)). Total expenditures incurred on these facilities for the year ended December 31, 2020 were $61,827 (2019 - $69,210).
•Cost of $3,076 (2019 - $3,076) and accumulated depreciation of $1,321 (2019 - $1,003) related to assets under finance lease.
•Expansion costs of $1,000 (2019 - $1,000) on which the Company does not currently earn a return.
For the year ended December 31, 2020, contributions received in aid of construction of $4,214 (2019 - $7,137) have been credited to the cost of the assets.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Property, plant and equipment (continued)
Interest and AFUDC capitalized to the cost of the assets in 2020 and 2019 are as follows:

	2020	2019
Interest capitalized on non-regulated property	$9,359	$4,538
AFUDC capitalized on regulated property:
Allowance for borrowed funds	3,475	2,745
Allowance for equity funds	2,219	4,896
	$15,053	$12,179

6.Intangible assets and goodwill
Intangible assets consist of the following:

2020	Cost	Accumulated amortization	Net book value
Power sales contracts	$57,943	$41,184	$16,759
Customer relationships (note 3)	83,342	10,967	72,375
Interconnection agreements	15,028	1,458	13,570
Other (a)	12,209	—	12,209
	$168,522	$53,609	$114,913
(a) Other includes brand names, water rights and miscellaneous intangibles (note 3)

2019	Cost	Accumulated amortization	Net book value
Power sales contracts	$56,206	$38,931	$17,275
Customer relationships	26,797	10,104	16,693
Interconnection agreements	14,827	1,179	13,648
	$97,830	$50,214	$47,616

Estimated amortization expense for intangible assets for the next year is $4,353, $4,194 in year two, $4,194 in year three, $4,194 in year four and $4,194 in year five.
All goodwill pertains to the Regulated Services Group.

	2020	2019
Opening balance	$1,031,696	$954,282
Business acquisitions (note 3)	167,209	76,313
Foreign exchange	9,485	1,101
Closing balance	$1,208,390	$1,031,696

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective authorities of the jurisdictions in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for ESSAL, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State	Regulatory proceeding type	Annual revenue increase (decrease)	Effective date
New England Natural Gas System	Massachusetts	General System Enhancement Plan	$2,679	May 1, 2020
Energy North Gas System	New Hampshire	Cast Iron/Bare Steel Replacement Program Results	$1,613	July 1, 2020
Granite State Electric System	New Hampshire	General Rate Review	$5,474	July 1, 2020. The regulator also approved a one-time recoupment of $1,836 for the difference between the final rates and temporary rate increase of $2,093 granted on July 1, 2019.
Empire Electric System (Missouri)	Missouri	General Rate Review	$992	September 16, 2020
Peach State Gas System	Georgia	General Rate Review	$1,566	August 1, 2020
Calpeco Electric System	California	General Rate Review	$5,277	Retroactive to January 1, 2019
Various	Various	General Rate Review	($283)

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	December 31, 2020	December 31, 2019
Regulatory assets
Retired generating plant (a)	$194,192	$—
Pension and post-employment benefits (b)	178,403	143,292
Rate adjustment mechanism (c)	99,853	69,121
Environmental remediation (d)	87,308	82,300
Income taxes (e)	77,730	71,506
Debt premium (f)	35,688	42,150
Fuel and commodity cost adjustments (g)	18,094	23,433
Clean energy and other customer programs (h)	26,400	25,859
Deferred capitalized costs (i)	34,398	38,833
Asset retirement obligation (j)	26,546	23,841
Wildfire mitigation and vegetation management (k)	22,736	5,043
Long-term maintenance contract (l)	14,405	13,264
Rate review costs (m)	8,054	7,205
Other	21,664	14,040
Total regulatory assets	$845,471	$559,887
Less: current regulatory assets	(63,042)	(50,213)
Non-current regulatory assets	$782,429	$509,674

Regulatory liabilities
Income taxes (e)	$322,317	$321,960
Cost of removal (n)	200,739	205,739
Pension and post-employment benefits (b)	26,311	22,256
Fuel and commodity costs adjustments (g)	20,136	17,729
Rate adjustment mechanism (c)	5,214	10,446
Clean energy and other customer programs (h)	10,440	6,871
Rate base offset (o)	6,874	8,719
Other	9,487	13,658
Total regulatory liabilities	$601,518	$607,378
Less: current regulatory liabilities	(38,483)	(41,683)
Non-current regulatory liabilities	$563,035	$565,695
(a)Retired generating plant
On March 1, 2020, the Company's 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant in-service to a regulatory asset. The ultimate valuation of the regulatory asset will be determined in future commission orders. The Company is also assessing the decommissioning requirements associated with the retirement of the facility. Per commission orders in its jurisdictions, the Company is required to track the impact of Asbury's retirement on rates for consideration in the next rate case. The Company expects to defer such amounts collected from customers until new rates become effective. The accrual for this estimated amount includes revenues collected related to Asbury that will be subject to a future rate review proceeding and possible refund to customers. The ultimate resolution of this matter is uncertain.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(b)Pension and post-employment benefits
As part of certain business acquisitions, the regulators authorized a regulatory asset or liability being set up for the amounts of pension and post-employment benefits that have not yet been recognized in net periodic cost and were presented as AOCI prior to the acquisition. The balance is recovered through rates over the future service years of the employees at the time the regulatory asset was set up (an average of 10 years) or consistent with the treatment of OCI under ASC 712, Compensation Non-retirement Post-employment Benefits and ASC 715, Compensation Retirement Benefits before the transfer to regulatory asset occurred. The annual movements in AOCI for Empire Electric and Gas systems' and St. Lawrence Gas system's pension and OPEB plans (note 10(a)) are also reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery. Finally, the regulators have also approved tracking accounts for a number of the utilities. The amounts recorded in these accounts occur when actual expenses differ from those adopted and recovery or refunds are expected to occur in future periods.
(c)Rate adjustment mechanism
Revenue for Calpeco Electric System, Park Water System, New England Gas System, Midstates Natural Gas system, EnergyNorth Natural Gas System, and BELCO is subject to a revenue decoupling mechanism approved by their respective regulator, which allows revenue decoupling from sales. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers. In addition, retroactive rate adjustments for services rendered but to be collected over a period not exceeding 24 months are accrued upon approval of the Final Order. The difference between New Brunswick Gas' regulated revenues and its regulated cost of service in past years is also recorded as a regulatory asset and is recovered on a straight-line basis over the next 26 years. The revenue from BELCO includes a component that is designed to recover budgeted capital and operating expenses for the current year. To the extent actual capital and operating expenditures are lower than the budgeted amounts, 80% of the shortfall is refundable to customers and is recorded as a regulatory liability.
(d)Environmental remediation
Actual expenditures incurred for the clean-up of certain former gas manufacturing facilities (note 12(b)) are recovered through rates over a period of 7 years and are subject to an annual cap.
(e)Income taxes
The income taxes regulatory assets and liabilities represent income taxes recoverable through future revenues required to fund flow-through deferred income tax liabilities and amounts owed to customers for deferred taxes collected at a higher rate than the current statutory rates.
(f)Debt premium
Debt premium on acquired debt is recovered as a component of the weighted average cost of debt.
(g)Fuel and commodity cost adjustments
The revenue from the utilities includes a component that is designed to recover the cost of electricity and natural gas through rates charged to customers. To the extent actual costs of power or natural gas purchased differ from power or natural gas costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets. These differences are reflected in adjustments to rates and recorded as an adjustment to cost of electricity and natural gas in future periods, subject to regulatory review. Derivatives are often utilized to manage the price risk associated with natural gas purchasing activities in accordance with the expectations of state regulators. The gains and losses associated with these derivatives (note 24(b)(i)) are recoverable through the commodity costs adjustment.
(h)Clean energy and other customer programs
The regulatory asset for Clean Energy and customer programs includes initiatives related to solar rebate applications processed and resulting rebate-related costs. The amount also includes other energy efficiency programs.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(i)Deferred capitalized costs
Deferred capitalized costs reflect deferred construction costs and fuel-related costs of specific generating facilities of the Empire Electric System. These amounts are being recovered over the life of the plants. The amount also includes capitalized operating and maintenance costs of New Brunswick Gas, and these amounts are being recovered at a rate of 2.43% annually over the next 29 years.
During the year, Empire Electric made an election under Missouri law to apply the plant-in-service accounting (“PISA”) regulatory mechanism, which permits Empire Electric to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable weighted average cost of capital (“WACC”) on certain property, plant, and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state, and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of new rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates. The regulatory asset associated with PISA as at December 31, 2020 is not material.
(j)Asset retirement obligation
Asset retirement obligations are recorded for legally required removal costs of property, plant and equipment. The costs of retirement of assets as well as the on-going liability accretion and asset depreciation expense are expected to be recovered through rates.
(k)Wildfire mitigation and vegetation management
The regulatory asset for vegetation management includes wildfire insurance in the Company's California operations as well as spending related to dead trees program, to prevent future forest fires and general vegetation management.
(l)Long-term maintenance contract
To the extent actual costs of long-term maintenance incurred for one of Empire Electric System's power plants differ from the costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets.
(m)Rate review costs
The cost to file, prosecute and defend rate review applications is referred to as rate review costs. These costs are capitalized and amortized over the period of rate recovery granted by the regulator.
(n)Cost of removal
Rates charged to customers cover for costs that are expected to be incurred in the future to retire the utility plant. A regulatory liability tracks the amounts that have been collected from customers net of costs incurred to date.
(o)Rate base offset
The regulators imposed a rate base offset that will reduce the revenue requirements at future rate proceedings. The rate base offset declines on a straight-line basis over a period of 10-16 years.
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally earns carrying charges on the regulatory balances related to commodity cost adjustment, retroactive rate adjustments and rate review costs.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments
Long-term investments consist of the following:

	December 31, 2020	December 31, 2019
Long-term investments carried at fair value
Atlantica (a)	$1,706,900	$1,178,581
Atlantica share subscription agreement (b)	20,015	—
Atlantica Yield Energy Solutions Canada Inc. (c)	110,514	88,494
San Antonio Water System (d)	—	27,072
	$1,837,429	$1,294,147

Other long-term investments
Equity-method investees (e), (f)	$186,452	$82,111
Development loans receivable from equity-method investees (f)	22,912	36,204
Other	5,219	3,653
	$214,583	$121,968
Income (loss) from long-term investments from the years ended December 31 is as follows:

	Year ended December 31,
	2020	2019
Fair value gain (loss) on investments carried at fair value
Atlantica	$519,297	$290,740
Atlantica share subscription agreement	20,015	—
Atlantica Yield Energy Solutions Canada Inc.	20,272	(6,649)
San Antonio Water System	117	(6,007)
	$559,701	$278,084
Dividend and interest income from investments carried at fair value
Atlantica	$74,604	$69,307
Atlantica Yield Energy Solutions Canada Inc.	14,731	25,572
San Antonio Water System	2,113	6,007
	$91,448	$100,886
Other long-term investments
Equity method income (loss)	209	(9,108)
Interest and other income	13,313	27,759
	$664,671	$397,621
(a)Investment in Atlantica
AAGES (AY Holdings) B.V. (“AY Holdings”), an entity controlled and consolidated by AQN, has a share ownership in Atlantica Sustainable Infrastructure PLC (“Atlantica”) of approximately 44.2% (2019 - 44.2%). AQN has the flexibility, subject to certain conditions, to increase its ownership of Atlantica up to 48.5%. The shares were purchased at a cost of $1,036,414. The Company accounts for its investment in Atlantica at fair value, with changes in fair value reflected in the consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments (continued)
(b)Atlantica share subscription agreement
On December 9, 2020, the Company entered into a subscription agreement to purchase additional ordinary shares of Atlantica at $33.00 per share in order to maintain its 44.2% ownership interest pursuant to a treasury share issuance by Atlantica. The contract is accounted for as a derivative under ASC 815, Derivatives and Hedging and had a fair value of $20,015 as at December 31, 2020. Subsequent to year-end, on January 7, 2021, the subscription closed and the Company paid $132,688 for 4,020,860 shares of Atlantica.
(c)Investment in AYES Canada
On May 24, 2019, AQN and Atlantica formed Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada"), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. The first investment was Windlectric Inc. ("Windlectric"). AQN invested $91,918 (C$123,603) and Atlantica invested C$4,834 (C$6,500) in AYES Canada, which in turn invested those funds in Amherst Island Partnership ("AIP"), the holding company of Windlectric.
AQN controls and consolidates AIP and Windlectric. The investment of $96,752 (C$130,103) by AYES Canada in AIP is presented as a non-controlling interest held by a related party (notes 16 and 17). The AIP partnership agreement has liquidation rights and priorities to each equity holder that are different from the underlying percentage ownership interests. As such, the share of earnings attributable to the non-controlling interest holder is calculated using the HLBV method of accounting. For the year ended December 31, 2020, the Company incurred non-controlling interest calculated using the HLBV method of accounting of $nil (2019 - $nil) and recorded distributions of $16,064 (2019 - $26,465) during the year.
AYES Canada is considered to be a VIE based on the disproportionate voting and economic interests of the shareholders. Atlantica is considered to be the primary beneficiary of AYES Canada. Accordingly, AQN's investment in AYES Canada is considered an equity method investment. Under the AYES Canada shareholders agreement, starting in May 2020, AQN has the option to exchange approximately 3,500,000 shares of AYES Canada into ordinary shares of Atlantica on a one-for-one basis, subject to certain conditions. Consistent with the treatment of the Atlantica shares, the Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in AYES Canada, with changes in fair value reflected in the consolidated statements of operations. A level 3 discounted cash flow approach combined with the binomial tree approach were used to estimate the fair value of the investment (note 24(a)). For the year ended December 31, 2020, AQN recorded dividend income of $14,731 (2019 - $25,572) and a fair value gain of $20,272 (2019 - loss of $6,649) on its investment in AYES Canada.
As at December 31, 2020, the Company's maximum exposure to loss is $110,514 (2019 - $88,494), which represents the fair value of the investment.
(d)San Antonio Water System
On December 30, 2019, the Company and a third party each contributed C$1,500 to the capital of a new joint venture, created for the purpose of investing in infrastructure opportunities. The Company sold its investment in Abengoa Water USA, LLC to the joint venture in exchange for a note receivable of $30,293 and has elected the fair value option under ASC 825, Financial Instruments to account for its investment in the joint venture, with changes in fair value reflected in the consolidated statements of operations.
On July 2, 2020, AQN acquired the third-party developer's 50% interest in the joint venture for C$1,581. As a result, the Company consolidates Abengoa Water USA, LLC and its 20% interest in the San Antonio Water System (“SAWS”). The Company accounts for its 20% interest in SAWS using the equity method.
(e)Equity-method investees
The Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $186,452 (2019 - $82,111) including investments in VIEs of $174,685 (2019 - $59,091).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments (continued)
(e)Equity-method investees (continued)
Subsequent to year-end, the Company acquired a 51% interest in three wind facilities from a portfolio of four wind facilities located in Texas for $227,556. The facilities have achieved commercial operations. The acquisition of the last facility is expected to close after achieving commercial operation for approximately $103,642. Commercial operation is expected to occur in March 2021. The Company is not considered the primary beneficiary of the entity and therefore will account for its 51% interest using the equity method.
The Company owns a 75% interest ownership in Red Lily I, an operating 26.4 MW wind facility. AQN exercises significant influence over operating and financial policies of the Red Lily I Wind Facility. Due to certain participating rights being held by the minority investor, the decisions that most significantly impact the economic performance of the Red Lily I Wind Facility require unanimous consent. As such, the Company accounts for the partnership using the equity method.
The Company also has 50% interests in a number of wind and solar power electric development projects and infrastructure development projects. The Company holds an option to acquire the remaining 50% interest in most development projects at a pre-agreed price. Some of the development projects include AAGES, the international development platform established with Abengoa S.A. (“Abengoa”) in 2018; Sugar Creek, a 202 MW wind power project in Logan County, Illinois; Maverick Creek, a 492 MW wind power project located in Concho County, Texas; Altavista, a 80 MW solar power project located in Campbell County, Virginia; Blue Hill, a 175 MW wind power project located between Herbert and Neidpath, Saskatchewan; and North Fork Ridge and Kings Point, two approximately 150 MW wind projects in southwestern Missouri.
During the year, the Blue Hill wind project net assets of $20,029 (C$27,205) were transferred into a joint venture entity in exchange for 50% equity interests in the joint venture.
During the year, the Sugar Creek and North Fork Ridge wind facilities reached commercial operations and Maverick Creek commissioned 111 of its 127 total turbines. Subsequent to year-end, the Company acquired the remaining 50% equity interest in each of Sugar Creek and Maverick Creek for $43,796 and as a result, obtained control of the facilities. As at December 31, 2020, the net book value of property, plant and equipment of the joint ventures was $1,009,709 while the third-party construction debt was $837,026 which are expected to be repaid in the first quarter of 2021. Subsequent to year-end, the Empire Electric System acquired North Fork Ridge from Liberty Utilities Co. and the third-party developer (note 3(d)).
On October 21, 2020, AQN paid $1,500 to Abengoa for a 12-month exclusive, transferable, and irrevocable option to purchase all of Abengoa's interests in Abengoa-Algonquin Global Energy Solutions B.V. (“AAGES B.V."), AAGES Development Canada Inc., and AAGES Development Spain, S.A. During the term of the option, the Company is obligated to provide cash advances in an aggregate amount not exceeding $7,233 in any calendar year to be used only in accordance with the baseline operating budget.
Summarized combined information for AQN's investments in significant partnerships and joint ventures as at December 31 is as follows:

	2020	2019
Total assets	$3,201,967	$833,791
Total liabilities	2,913,188	697,751
Net assets	$288,779	$136,040
AQN's ownership interest in the entities	141,666	63,624
Difference between investment carrying amount and underlying equity in net assets(a)	44,786	18,487
AQN's investment carrying amount for the entities	$186,452	$82,111
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments, development fees and transaction costs.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments (continued)
(e)Equity-method investees (continued)
Except for AAGES BV, the development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of December 31, 2020, the Company had issued letters of credit and guarantees of performance obligations: under a security of performance for a development opportunity; wind turbine or solar panel supply agreements; engineering, procurement, and construction agreements; purchase and sale agreements; interconnection agreements; energy purchase agreements; renewable energy credit agreements; and construction loan agreements. The fair value of the support provided recorded as at December 31, 2020 amounts to $12,273 (2019 - $9,446).
Summarized combined information for AQN's VIEs as at December 31 is as follows:

	2020	2019
AQN's maximum exposure in regards to VIEs
Carrying amount	$174,685	$59,091
Development loans receivable (e)	21,804	35,000
Performance guarantees and other commitments on behalf of VIEs	965,291	1,364,871
	$1,161,780	$1,458,962
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. The majority of the amounts committed on behalf of VIEs in the above relate to wind turbine or solar panel supply agreements as well as engineering, procurement, and construction agreements.
(f)Development loans receivable from equity investees
The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support (in the form of letters of credit, escrowed cash, guarantees or indemnities) in amounts necessary for the continued development and construction of the equity investees' projects. The loans generally mature between the fifth and tenth anniversary of the commercial operation date.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		December 31, 2020	December 31, 2019
Senior unsecured revolving credit facilities (a)	—	2021-2024	N/A		$223,507	$141,577
Senior unsecured bank credit facilities (b)	—	2021-2031	N/A		152,338	75,000
Commercial paper (c)	—	2021	N/A		122,000	218,000
U.S. dollar borrowings
Senior unsecured notes (d)	3.46%	2022-2047		$1,700,000	1,688,390	1,219,579
Senior unsecured utility notes (e)	6.34%	2023-2035		$142,000	157,212	233,686
Senior secured utility bonds (f)	4.71%	2026-2044		$556,229	561,494	672,337
Canadian dollar borrowings
Senior unsecured notes (g)	4.28%	2021-2050	C$	1,150,669	899,710	728,679
Senior secured project notes	10.21%	2027	C$	25,882	20,315	21,961
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds (h)	4.29%	2028-2040	CLF 1,868		92,183	—
					$3,917,149	$3,310,819
Subordinated U.S. dollar borrowings
Subordinated unsecured notes (i)	6.50%	2078-2079		$637,500	621,321	621,049
					$4,538,470	$3,931,868
Less: current portion					(139,874)	(225,013)
					$4,398,596	$3,706,855
Short-term obligations of $194,478 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Recent financing activities:
(a)Senior unsecured revolving credit facilities
On November 8, 2020 in connection with the acquisition of Ascendant (note 3(a)), the Company assumed $62,654 of debt outstanding under its revolving credit facility that matures on June 30, 2021.
On February 24, 2020, the Renewable Energy Group increased its uncommitted letter of credit facility to $350,000 and extended the maturity to June 30, 2021.
On July 12, 2019, the Company entered into a new $500,000 senior unsecured revolving bank credit facility that matures July 12, 2024. The interest rate is equal to the bankers' acceptance or LIBOR plus a credit spread.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt (continued)
Recent financing activities (continued):
(a)Senior unsecured revolving credit facilities (continued)
Given the uncertainty caused by the COVID-19 pandemic, the Company secured, in the second quarter of 2020, additional liquidity as an additional margin of safety intended to ensure the Company could continue to move forward with its 2020 capital expenditure program and committed acquisitions independent of the state of the capital markets. The additional liquidity was in the form of three new senior unsecured delayed draw non-revolving credit facilities for a total of $1,600,000 maturing in April 2021. On October 5, 2020, these facilities were replaced with two new syndicated revolving credit facilities for a total of $1,600,000 maturing December 31, 2021.
(b)Senior unsecured bank credit facilities
On November 8, 2020, in connection with the acquisition of Ascendant (note 3(a)), the Company assumed $97,029 of debt outstanding under two term loan facilities that mature on June 29, 2023 and December 26, 2031. Amounts of $4,655 were repaid under these two facilities prior to December 31, 2020.
On October 13, 2020, in connection with the acquisition of ESSAL (note 3(b)), the Company assumed $55,786 (CLP 44,408,558) of debt outstanding under seven credit facilities that mature between March 29, 2021 and November 18, 2022. Amounts of $2,474 (CLP 1,759,423) were repaid under these facilities prior to December 31, 2020.
On June 27, 2019, the Regulated Services Group extended the maturity of its C$135,000 term loan to July 6, 2020. Upon maturity, the term loan was fully repaid.
(c)Commercial paper
On July 1, 2019, the Regulated Services Group established a new $500,000 commercial paper program. The amounts drawn at any time under this program may have maturities up to 270 days from the date of issuance and are expected to be replaced with new commercial paper upon maturity. This program is backstopped by the Regulated Services Group's revolving bank credit facility.
(d)Senior unsecured notes
On September 23, 2020, the Regulated Services Group's debt financing entity issued $600,000 senior unsecured notes bearing interest at 2.05% with a maturity date of September 15, 2030.
On July 31, 2020, the Company repaid, upon its maturity, a $25,000 unsecured note. On April 30, 2020, the Company repaid, upon its maturity, a $100,000 unsecured note.
(e)Senior unsecured utility notes
During 2020, the Regulated Services Group repaid two utility notes upon their maturities in the amount of $45,000 and $30,000.
(f)Senior secured utility bonds
On February 15, 2020 and June 1, 2020, the Company repaid, upon its maturity, a $6,500 and a $100,000 secured utility bond, respectively.
(g)Canadian dollar senior unsecured notes
On February 14, 2020, the Regulated Services Group issued C$200,000 senior unsecured debentures bearing interest at 3.315% with a maturity date of February 14, 2050. The debentures are redeemable at the option of the Company at a price based on a make-whole provision.
On January 29, 2019, the Renewable Energy Group issued C$300,000 senior unsecured notes bearing interest at 4.60% with a maturity date of January 29, 2029. Concurrent with the financing, the Renewable Energy Group unwound and settled the related forward-starting interest rate swap on a notional bond of C$135,000 (note 24(b)(ii)).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt (continued)
Recent financing activities (continued)
(h)Chilean Unidad de Fomento senior unsecured bonds
On October 13, 2020, in connection with the acquisition of ESSAL (note 3(b)), the Company assumed two senior unsecured bonds (series B and series C) of $82,320 (CLF 1,926). The series B bonds bear interest at 6% and mature on June 1, 2028 while the series C bonds bear interest at 2.8% and mature on October 15, 2040. In December 2020, the Company repaid $1,550 (CLF 58) of obligations under the series B bonds.
(i)Subordinated unsecured notes
In 2019, the Company issued $350,000 unsecured, 6.20% fixed-to-floating subordinated notes ("subordinated notes") maturing on July 1, 2079. Concurrent with the offering, the Company entered into cross-currency swap to convert the U.S. dollar denominated coupon and principal payments from the offering into Canadian dollars. Beginning on July 1, 2024, and on every quarter thereafter that the subordinated notes are outstanding (the "interest reset date") until July 1, 2029, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 4.01%, payable in arrears. In September 2019, the Company entered into forward-starting interest rate swaps to convert its variable interest rate to fixed for the period of July 1, 2024 to July 1, 2029 (note 24(b)(ii)). Beginning on July 1, 2029, and on every interest reset date until July 1, 2049, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 4.26%, payable in arrears. Beginning on July 1, 2049, and on every interest reset date until July 1, 2079, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 5.01%, payable in arrears. The Company may elect, at its sole option, to defer the interest payable on the subordinated notes on one or more occasions for up to five consecutive years. Deferred interest will accrue, compounding on each subsequent interest payment date, until paid. Additionally, on or after July 1, 2024, the Company may, at its option, redeem the subordinated notes, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.
As of December 31, 2020, the Company had accrued $50,486 in interest expense (2019 - $44,229). Interest expense on the long-term debt, net of capitalized interest, in 2020 was $175,358 (2019 - $175,664).
Principal payments due in the next five years and thereafter are as follows:

2021	2022	2023	2024	2025	Thereafter	Total
$334,352	$422,609	$111,427	$240,151	$45,451	$3,380,045	$4,534,035
10. Pension and other post-employment benefits
The Company provides defined contribution pension plans to substantially all of its employees. The Company’s contributions for 2020 were $9,672 (2019 - $8,798).
In conjunction with the utility acquisitions, the Company assumes defined benefit pension, SERP and OPEB plans for qualifying employees in the related acquired businesses. The legacy plans are non-contributory defined pension plans covering substantially all employees of the acquired businesses. Benefits are based on each employee’s years of service and compensation. The Company also provides a defined benefit cash balance pension plan covering substantially all its new employees and current employees at its U.S. water utilities, under which employees are credited with a percentage of base pay plus a prescribed interest rate credit. The OPEB plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must cover a portion of the cost of their coverage.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation
The following table sets forth the projected benefit obligations, fair value of plan assets, and funded status of the Company’s plans as of December 31:

	Pension benefits		OPEB
	2020	2019	2020	2019
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$564,970	$484,707	$219,217	$168,325
Projected benefit obligation assumed from business combination	195,231	20,196	44,950	11,646
Modifications to plans	(191)	(7,705)	—	—
Service cost	15,450	12,351	6,175	4,587
Interest cost	19,281	20,222	7,695	7,575
Actuarial loss	76,618	65,443	34,507	33,605
Contributions from retirees	171	—	2,037	1,913
Medicare Part D	—	—	377	414
Benefits paid	(37,020)	(30,244)	(8,434)	(8,848)
Foreign exchange	403	—	—	—
Projected benefit obligation, end of year	$834,913	$564,970	$306,524	$219,217
Change in plan assets
Fair value of plan assets, beginning of year	407,074	339,099	158,873	115,542
Plan assets acquired in business combination	179,600	8,004	—	15,688
Actual return on plan assets	52,876	68,025	21,219	25,464
Employer contributions	26,099	22,190	2,583	8,628
Contributions from retirees	171	—	1,998	1,913
Medicare Part D subsidy receipts	—	—	377	414
Benefits paid	(37,020)	(30,244)	(8,434)	(8,776)
Foreign exchange	357	—	—	—
Fair value of plan assets, end of year	$629,157	$407,074	$176,616	$158,873
Unfunded status	$(205,756)	$(157,896)	$(129,908)	$(60,344)
Amounts recognized in the consolidated balance sheets consist of:
Non-current assets (note 11)	488	—	10,174	8,437
Current liabilities	(1,989)	(1,415)	(2,835)	(1,168)
Non-current liabilities	(204,255)	(156,481)	(137,247)	(67,613)
Net amount recognized	$(205,756)	$(157,896)	$(129,908)	$(60,344)
The accumulated benefit obligation for the pension plans was $1,080,685 and $526,517 as of December 31, 2020 and 2019, respectively.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation (continued)
Information for pension and OPEB plans with an accumulated benefit obligation in excess of plan assets:

	Pension		OPEB
	2020	2019	2020	2019
Accumulated benefit obligation	$727,981	$504,403	$288,594	$202,422
Fair value of plan assets	$578,143	$407,074	$148,496	$133,711
Information for pension and OPEB plans with a projected benefit obligation in excess of plan assets:

	Pension		OPEB
	2020	2019	2020	2019
Projected benefit obligation	$833,846	$564,971	$288,594	$202,422
Fair value of plan assets	$627,601	$407,074	$148,496	$133,711
In 2019, the Company merged the Empire pension plan into the Company's cash balance plan and defined benefit plans, and changed benefits for certain Empire participants. The total impact of these plan amendments resulted in a decrease to the projected benefit obligation of $7,798, which was recorded as a prior service credit in OCI.
(b)Pension and post-employment actuarial changes

Change in AOCI (before tax)	Pension		OPEB
	Actuarial losses (gains)	Past service gains	Actuarial losses (gains)	Past service gains
Balance, January 1, 2019	$34,257	$(6,221)	$(13,888)	$(208)
Additions to AOCI	17,905	(7,705)	14,871	—
Amortization in current period	(3,530)	784	409	208
Reclassification to regulatory accounts	(10,122)	6,962	(10,538)	—
Balance, December 31, 2019	$38,510	$(6,180)	$(9,146)	$—
Additions to AOCI	50,026	(191)	22,036	—
Amortization in current period	(5,430)	1,609	(509)	—
Reclassification to regulatory accounts	(25,875)	(544)	(16,680)	—
Balance, December 31, 2020	$57,231	$(5,306)	$(4,299)	$—
The movements in AOCI for Empire's and St. Lawrence Gas' pension and OPEB plans are reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery (note 7(b)).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(c)Assumptions
Weighted average assumptions used to determine net benefit obligation for 2020 and 2019 were as follows:

	Pension benefits		OPEB
	2020	2019	2020	2019
Discount rate	2.49%	3.19%	2.58%	3.29%
Interest crediting rate (for cash balance plans)	4.15%	4.48%	N/A	N/A
Rate of compensation increase	4.00%	4.00%	N/A	N/A
Health care cost trend rate
Before age 65			6.00%	6.125%
Age 65 and after			6.00%	6.125%
Assumed ultimate medical inflation rate			4.75%	4.75%
Year in which ultimate rate is reached			2031	2031
The mortality assumption for December 31, 2020 uses the Pri-2012 mortality table and the projected generationally scale MP-2020, adjusted to reflect the ultimate improvement rates in the 2020 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2020 uses the 2014 Canadian Pensioners' Mortality Table combined with mortality improvement scale CPM-B.
In selecting an assumed discount rate, the Company uses a modeling process that involves selecting a portfolio of high-quality corporate debt issuances (AA- or better) whose cash flows (via coupons or maturities) match the timing and amount of the Company’s expected future benefit payments. The Company considers the results of this modeling process, as well as overall rates of return on high-quality corporate bonds and changes in such rates over time, to determine its assumed discount rate.
The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations.
Weighted average assumptions used to determine net benefit cost for 2020 and 2019 were as follows:

	Pension benefits		OPEB
	2020	2019	2020	2019
Discount rate	3.19%	4.19%	3.29%	4.25%
Expected return on assets	6.85%	6.87%	5.57%	6.51%
Rate of compensation increase	3.96%	4.00%	N/A	N/A
Health care cost trend rate
Before Age 65			6.125%	6.25%
Age 65 and after			6.125%	6.25%
Assumed ultimate medical inflation rate			4.75%	4.75%
Year in which ultimate rate is reached			2031	2031

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(d)Benefit costs
The following table lists the components of net benefit cost for the pension and OPEB plans. Service cost is recorded as part of operating expenses and non-service costs are recorded as part of other net losses in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits		OPEB
	2020	2019	2020	2019
Service cost	$15,450	$12,351	$6,175	$4,587
Non-service costs
Interest cost	19,281	20,222	7,695	7,575
Expected return on plan assets	(26,285)	(20,485)	(8,748)	(6,725)
Amortization of net actuarial loss (gain)	5,430	3,530	509	(409)
Amortization of prior service credits	(1,609)	(784)	—	(208)
Amortization of regulatory accounts	16,272	12,082	1,527	2,534
	$13,089	$14,565	$983	$2,767
Net benefit cost	$28,539	$26,916	$7,158	$7,354
(e)Plan assets
The Company’s investment strategy for its pension and post-employment plan assets is to maintain a diversified portfolio of assets with the primary goal of meeting long-term cash requirements as they become due.
The Company’s target asset allocation is as follows:

Asset class	Target (%)	Range (%)
Equity securities	47%	30% -100%
Debt securities	43%	20% - 60%
Other	10%	0% - 20%
	100%
The fair values of investments as of December 31, 2020, by asset category, are as follows:

Asset class	2020	Percentage
Equity securities	$479,506	59%
Debt securities	255,975	32%
Other	70,292	9%
	$805,773	100%
As of December 31, 2020, the funds do not hold any material investments in AQN.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(e)Plan assets (continued)
All investments as of December 31, 2020 were valued using level 1 inputs except for $7,745 of institutional private equity investments using level 3 fair value measurement. These private equity funds invest in the private equity secondary market and in the credit markets. These funds are not traded in the open market, and are valued based on the underlying securities within the funds. The underlying securities are valued at fair value by the fund managers by using securities exchange quotations, pricing services, obtaining broker-dealer quotations, reflecting valuations provided in the most recent financial reports, or at a good faith estimate using fair market value principles.
The following table summarizes the changes fair value of these level 3 assets as of December 31:

Level 3
Balance, January 1, 2020	$—
Contributions into funds	6,726
Unrealized gains	1,188
Distributions	(169)
Balance, December 31, 2020	$7,745
(f)Cash flows
The Company expects to contribute $28,104 to its pension plans and $11,398 to its post-employment benefit plans in 2021.
The expected benefit payments over the next ten years are as follows:

	2021	2022	2023	2024	2025	2026—2030
Pension plan	$46,858	$44,993	$46,358	$47,028	$48,197	$241,151
OPEB	10,414	11,033	11,601	12,165	12,687	68,826
11.Other assets
Other assets consist of the following:

	2020	2019
Restricted cash	$28,404	$24,787
OPEB plan assets (note 10(a))	10,662	8,437
Atlantica related prepaid amount	—	8,844
Long-term deposits	13,459	6,319
Income taxes recoverable	4,717	4,416
Deferred financing costs	6,774	5,477
Other	11,736	8,192
	$75,752	$66,472
Less: current portion	(7,266)	(7,764)
	$68,486	$58,708

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities
Other long-term liabilities consist of the following:

	2020	2019
Advances in aid of construction (a)	$79,864	$60,828
Environmental remediation obligation (b)	69,383	58,061
Asset retirement obligations (c)	79,968	53,879
Customer deposits (d)	31,939	31,946
Unamortized investment tax credits (e)	17,893	18,234
Deferred credits (f)	21,156	18,952
Preferred shares, Series C (g)	13,698	13,793
Hook up fees (h)	17,704	9,610
Lease liabilities (note 1(q))	14,288	9,695
Contingent development support obligations (i)	12,273	9,446
Note payable to related party (j)	30,493	—
Other	23,027	16,896
	$411,686	$301,340
Less: current portion	(72,505)	(57,939)
	$339,181	$243,401
(a)Advances in aid of construction
The Company’s regulated utilities have various agreements with real estate development companies (the “developers”) conducting business within the Company’s utility service territories, whereby funds are advanced to the Company by the developers to assist with funding some or all of the costs of the development.
In many instances, developer advances can be subject to refund, but the refund is non-interest bearing. Refunds of developer advances are made over periods generally ranging from 5 to 40 years. Advances not refunded within the prescribed period are usually not required to be repaid. After the prescribed period has lapsed, any remaining unpaid balance is transferred to contributions in aid of construction and recorded as an offsetting amount to the cost of property, plant and equipment. In 2020, $1,994 (2019 - $5,465) was transferred from advances in aid of construction to contributions in aid of construction.
(b)Environmental remediation obligation
    A number of the Company's regulated utilities were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historical operations of manufactured gas plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites.
With the acquisition of Ascendant on November 9, 2020 (note 3(a)), the Company assumed additional environmental remediation obligations with respect to the decommissioning and remediation of a power station. This remediation approach involves excavation, treatment and reuse, with most of the work expected to occur in 2023.
The Company estimates the remaining undiscounted, unescalated cost of the environmental cleanup activities will be $60,803 (2019 - $58,484), which at discount rates ranging from 0.8% to 3.4% represents the recorded accrual of $69,383 as of December 31, 2020 (2019 - $58,061). Approximately $43,995 is expected to be incurred over the next four years, with the balance of cash flows to be incurred over the following 31 years.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities (continued)
(b)Environmental remediation obligation (continued)
Changes in the environmental remediation obligation are as follows:

	2020	2019
Opening balance	$58,061	$55,621
Remediation activities	(5,130)	(1,678)
Accretion	436	1,065
Changes in cash flow estimates	3,828	981
Revision in assumptions	3,402	2,072
Obligation assumed from business acquisition	8,786	—
Closing balance	$69,383	$58,061
The Regulator for the New England gas system and Energy North gas system provide for the recovery of actual expenditures for site investigation and remediation over a period of 7 years and accordingly, as of December 31, 2020, the Company has reflected a regulatory asset of $87,308 (2019 - $82,300) for the MGP and related sites (note 7(d)).
(c)Asset retirement obligations
Asset retirement obligations mainly relate to legal requirements to: (i) remove wind farm facilities upon termination of land leases; (ii) cut (disconnect from the distribution system), purge (cleanup of natural gas and polychlorinated biphenyls ("PCB") contaminants) and cap gas mains within the gas distribution and transmission system when mains are retired in place, or sections of gas main are removed from the pipeline system; (iii) clean and remove storage tanks containing waste oil and other waste contaminants; (iv) remove certain river water intake structures and equipment; (v) dispose of coal combustion residuals and PCB contaminants; (vi) remove asbestos upon major renovation or demolition of structures and facilities; and (vii) decommission and restore power generation engines and related facilities.
Changes in the asset retirement obligations are as follows:

	2020	2019
Opening balance	$53,879	$43,291
Obligation assumed from business acquisition and constructed projects	20,420	3,226
Retirement activities	(1,724)	(443)
Accretion	2,674	2,148
Change in cash flow estimates	4,719	5,657
Closing balance	$79,968	$53,879
As the cost of retirement of utility assets in the United States, liability accretion and asset depreciation expense are expected to be recovered through rates, a corresponding regulatory asset is recorded (note 7(j)).
(d)Customer deposits
Customer deposits result from the Company’s obligation by state regulators to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.
(e)Unamortized investment tax credits
The unamortized investment tax credits were assumed in connection with the acquisition of Empire. The investment tax credits are associated with an investment made in a generating station. The credits are being amortized over the life of the generating station.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities (continued)
(f)Deferred credits
In 2019, the Company settled $29,100 of contingent consideration related to the Company's investment in Atlantica (note 8(a)), and recorded an additional $5,000 contingent consideration related to the Company's investment in the San Antonio Water System (note 8(d)).
(g)Preferred shares, Series C
AQN has 100 redeemable Series C preferred shares issued and outstanding. The preferred shares are mandatorily redeemable in 2031 for C$53,400 per share and have a contractual cumulative cash dividend paid quarterly until the date of redemption based on a prescribed payment schedule indexed in proportion to the increase in CPI over the term of the shares. The Series C preferred shares are convertible into common shares at the option of the holder and the Company, at any time after May 20, 2031 and before June 19, 2031, at a conversion price of C$53,400 per share.
As these shares are mandatorily redeemable for cash, they are classified as liabilities in the consolidated financial statements. The Series C preferred shares are accounted for under the effective interest method, resulting in accretion of interest expense over the term of the shares. Dividend payments are recorded as a reduction of the Series C preferred share carrying value.

Estimated dividend payments due in the next five years and dividend and redemption payments thereafter are as follows:
2021	$1,075
2022	1,097
2023	1,324
2024	1,536
2025	1,552
Thereafter to 2031	7,693
Redemption amount	4,195
$18,472
Less: amounts representing interest	(4,774)
$13,698
Less current portion	(1,075)
$12,623
(h)Hook up fees
Hook up fees result from the collection from customers of funds for installation and connection to the utility's infrastructure. The fees are refundable as allowed under the facilities’ regulatory agreement.
(i)Contingent development support obligations
The Company provides credit support necessary for the continued development and construction of its equity investees' wind and solar power electric development projects and infrastructure development projects. The contingent development support obligations represent the fair value of the support provided (note 8(e)).
(j)Note payable to related party
In 2020, a subsidiary of the Company made a tax equity investment into Altavista Solar Subco, LLC, an equity investee of the Company and indirect owner of the Altavista Solar Project (note 8(e)). Following the closing of the construction financing facility for the Altatvista Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note payable to Altavista Solar Subco, LLC. The promissory note bears an interest rate of 0.675%, compounded annually and has a maturity date of March 31, 2021.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital
(a)Common shares
Number of common shares

	2020	2019
Common shares, beginning of year	524,223,323	488,851,433
Public offering	66,130,063	28,009,341
Dividend reinvestment plan	5,217,071	6,068,465
Exercise of share-based awards (b)	1,565,537	1,274,655
Conversion of convertible debentures	6,225	19,429
Common shares, end of year	597,142,219	524,223,323
Authorized
AQN is authorized to issue an unlimited number of common shares. The holders of the common shares are entitled to dividends if, as and when declared by the Board of Directors (the “Board”); to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of AQN to receive pro rata the remaining property and assets of AQN, subject to the rights of any shares having priority over the common shares.
The Company has a shareholders’ rights plan (the “Rights Plan”), which expires in 2022. Under the Rights Plan, one right is issued with each issued share of the Company. The rights remain attached to the shares and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20 percent or more of the outstanding shares (subject to certain exceptions) of the Company, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase shares at a 50 percent discount from the then-current market price. The rights provided under the Rights Plan are not triggered by any person making a “Permitted Bid”, as defined in the Rights Plan.
(i)Public offering
On July 17, 2020, AQN issued 57,465,500 common shares at $12.60 (C$17.10) per share pursuant to agreements with a syndicate of underwriters and an institutional investor for gross proceeds of $723,926 (C$982,660) before issuance costs of $25,268 (C$34,299). Forward contracts were used to manage the Canadian dollar risk (note 24(b)(iv)).
In October 2019, AQN issued 26,252,542 common shares at $13.50 per share pursuant to a public offering for proceeds of $354,409 before issuance costs of $14,418.
(ii)At-the-market equity program
AQN has established an at-the-market equity program (“ATM program”) that allows the Company to issue up to $500,000 of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. During the year ended December 31, 2020, the Company issued 8,664,563 common shares under the ATM program at an average price of $13.92 per common share for gross proceeds of $120,634 ($119,126 net of commissions). Other related costs, primarily related to the re-establishment of the ATM program, were $1,346.
Since the initial launch of the ATM program in February 2019, the Company has issued an aggregate of 10,421,362 common shares under the ATM program at an average price of $13.69 per share for gross proceeds of $142,668 ($140,885 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishment of the ATM program, were $3,413.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(a)Common shares (continued)
(iii)Dividend reinvestment plan
The Company has a common shareholder dividend reinvestment plan, which provides an opportunity for shareholders to reinvest dividends for the purpose of purchasing common shares. Additional common shares acquired through the reinvestment of cash dividends are purchased in the open market or are issued by AQN at a discount of up to 5% from the average market price, all as determined by the Company from time to time. Subsequent to year-end, AQN issued an additional 1,403,635 common shares under the dividend reinvestment plan.
(b)Preferred shares
AQN is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.
The Company has the following Series A and Series D preferred shares issued and outstanding as at December 31, 2020 and 2019:

Preferred shares	Number of shares	Price per share		Carrying amount C$		Carrying amount $
Series A	4,800,000	C$	25	C$	116,546	$100,463
Series D	4,000,000	C$	25	C$	97,259	$83,836
						$184,299
The holders of Series A preferred shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board. The dividend for each year up to, but excluding, December 31, 2023 will be an annual amount of C$1.2905 per share. The Series A dividend rate will reset on December 31, 2023 and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 2.94%. The Series A preferred shares are redeemable at C$25 per share at the option of the Company on December 31, 2023 and every fifth year thereafter.
The holders of Series D preferred shares are entitled to receive fixed cumulative preferential dividends as and when declared by the Board at an annual amount of C$1.25 per share for each year up to, but excluding, March 31, 2019. The dividend for the five-year period from and including March 31, 2019 to, but excluding, March 31, 2024 will be C$1.2728. The Series D dividend will reset on March 31, 2024 and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The Series D preferred shares are redeemable at C$25 per share at the option of the Company on March 31, 2024 and every fifth year thereafter. The holders of Series D preferred shares had the right to convert their shares into cumulative floating rate preferred shares, Series E, subject to certain conditions, on March 31, 2019, respectively, and every fifth year thereafter. None of the Series B preferred shares were converted on March 31, 2019.
The Company has 100 redeemable Series C preferred shares issued and outstanding. The mandatorily redeemable Series C preferred shares are recorded as a liability on the consolidated balance sheets as they are mandatorily redeemable for cash (note 12(g)).
(c)Share-based compensation
For the year ended December 31, 2020, AQN recorded $24,637 (2019 - $11,042) in total share-based compensation expense as follows:

	2020	2019
Share options	$1,743	$1,288
Director deferred share units	870	798
Employee share purchase	511	322
Performance and restricted share units	21,513	8,634
Total share-based compensation	$24,637	$11,042

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(c)Share-based compensation (continued)
The compensation expense is recorded with payroll expenses in the consolidated statements of operations, except for $12,639 related to management succession and executive retirement expenses discussed below, which was recorded in other net losses (note 19(b)) for the year ended December 31, 2020. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of December 31, 2020, total unrecognized compensation costs related to non-vested share-based awards was $12,063 and is expected to be recognized over a period of 1.71 years.
(i)Management succession and executive retirements
The Company had announced succession plans for the role of Chief Executive Officer (“CEO”) and the retirements of the Chief Financial Officer (“CFO”) and Vice Chair who retired on July 17, 2020, September 18, 2020, and November 30, 2020, respectively (collectively, the "retiring executives").
Retirement RSUs were granted to the retiring executives. The retirement RSUs vested on each executive’s respective retirement date and settle at various times between the first and fifth anniversary of the day of grant. The compensation cost is recorded over the period from the effective date of the retirement agreement to the retirement date. For the year ended December 31, 2020, the Company recorded compensation cost of $5,466 in other net losses (note 19(b)).
All unvested PSUs held by the retiring executive will remain outstanding. All options held by the executive will continue to vest and be exercisable as if the executive were still employed until such options otherwise expire in accordance with their terms and conditions. The fair value of these PSUs and options is being recognized over their vesting period. As a result of the retirement agreement, the recognition of the compensation cost is accelerated and recorded over the period from the effective date of the retirement agreement to the retirement date. For the year ended December 31, 2020, the Company recorded accelerated compensation expense of $4,591 in other net losses (note 19(b)).
For the year ended December 31, 2020, the Company recorded other succession and retirement expense of $2,582 in other net losses (note 19(b)).
(ii)Share option plan
The Company’s share option plan (the “Plan”) permits the grant of share options to officers, directors, employees and selected service providers. The aggregate number of shares that may be reserved for issuance under the Plan must not exceed 8% of the number of shares outstanding at the time the options are granted.
The number of shares subject to each option, the option price, the expiration date, the vesting and other terms and conditions relating to each option shall be determined by the Board (or the compensation committee of the Board (“Compensation Committee”)) from time to time. Dividends on the underlying shares do not accumulate during the vesting period. Option holders may elect to surrender any portion of the vested options that is then exercisable in exchange for the “In-the-Money Amount”. In accordance with the Plan, the “In-The-Money Amount” represents the excess, if any, of the market price of a share at such time over the option price, in each case such “In-the-Money Amount” being payable by the Company in cash or shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards.
The Compensation Committee may accelerate the vesting of the unvested options then held by the optionee at the Compensation Committee's discretion. In the event that the Company restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Compensation Committee in accordance with the terms of the Company's clawback policy.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(c)Share-based compensation (continued)
(ii)Share option plan (continued)
The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the historical volatility of the Company’s shares.  The expected life was based on experience to date. The dividend yield rate was based upon recent historical dividends paid on AQN shares.
The following assumptions were used in determining the fair value of share options granted:

	2020		2019
Risk-free interest rate	1.2%		1.9%
Expected volatility	24%		20%
Expected dividend yield	4.1%		4.3%
Expected life	5.50 years		5.50 years
Weighted average grant date fair value per option	C$	2.72	C$	1.66

Share option activity during the years is as follows:

	Number of awards	Weighted average exercise price		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2019	6,292,642	C$	11.61	5.75	C$	13,342
Granted	1,113,775	14.96		8.00	—
Exercised	(3,882,505)	11.23		4.45	6,225
Balance, December 31, 2019	3,523,912	C$	13.09	5.87	C$	18,609
Granted	999,962	16.78		7.27	—
Exercised	(2,386,275)	12.52		5.16	18,465
Forfeited	(27,151)	14.96		—	—
Balance, December 31, 2020	2,110,448	C$	15.45	6.55	C$	11,604
Exercisable, December 31, 2020	1,710,662	C$	15.22	6.44	C$	9,798
(iii)Employee share purchase plan
Under the Company’s ESPP, eligible employees may have a portion of their earnings withheld to be used to purchase the Company’s common shares. The Company will match 20% of the employee contribution amount for the first five thousand dollars per employee contributed annually and 10% of the employee contribution amount for contributions over five thousand dollars up to ten thousand dollars annually. Common shares purchased through the Company match portion shall not be eligible for sale by the participant for a period of one year following the purchase date on which such shares were acquired. At the Company’s option, the common shares may be (i) issued to participants from treasury at the average share price or (ii) acquired on behalf of participants by purchases through the facilities of the TSX or NYSE by an independent broker. The aggregate number of common shares reserved for issuance from treasury by AQN under the ESPP shall not exceed 4,000,000 common shares.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(c)Share-based compensation (continued)
(iii)Employee share purchase plan (continued)
The Company uses the fair value based method to measure the compensation expense related to the Company’s contribution. For the year ended December 31, 2020, a total of 302,727 common shares (2019 - 253,538) were issued to employees under the ESPP.
(iv)Director's deferred share units
Under the Company’s deferred share unit plan, non-employee directors of the Company may elect annually to receive all or any portion of their compensation in DSUs in lieu of cash compensation. Directors’ fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one of the Company’s common shares. Dividends accumulate in the DSU account and are converted to DSUs based on the market value of the shares on that date. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the Board. The DSUs provide for settlement in cash or shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards. As of December 31, 2020, 544,493 (2019 - 460,418) DSUs were outstanding pursuant to the election of the directors to defer a percentage of their director’s fee in the form of DSUs. The aggregate number of common shares reserved for issuance from treasury by AQN under the DSU plan shall not exceed 1,000,000 common shares.
(v)Performance and restricted share units
The Company offers a PSU and RSU plan to its employees as part of the Company’s long-term incentive program. PSUs have been granted annually for three-year overlapping performance cycles. The PSUs vest at the end of the three-year cycle and will be calculated based on established performance criteria. At the end of the three-year performance periods, the number of common shares issued can range from 2.5% to 237% of the number of PSUs granted. RSU vesting conditions and dates vary by grant and are outlined in each award letter. RSUs are not subject to performance criteria. Dividends accumulating during the vesting period are converted to PSUs and RSUs based on the market value of the shares on that date and are recorded in equity as the dividends are declared. None of these PSUs or RSUs have voting rights. Any PSUs or RSUs not vested at the end of a performance period will expire. The PSUs and RSUs provide for settlement in cash or shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these units are accounted for as equity awards. The aggregate number of common shares reserved for issuance from treasury by AQN under the PSU and RSU Plan shall not exceed 7,000,000 common shares.
Compensation expense associated with PSUs is recognized rateably over the performance period. Achievement of the performance criteria is estimated at the consolidated balance sheet dates. Compensation cost recognized is adjusted to reflect the performance conditions estimated to date.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(c)Share-based compensation (continued)
(v)Performance and restricted share units (continued)
A summary of the PSUs and RSUs follows:

	Number of awards	Weighted average grant-date fair value		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2019	1,392,132	C$	12.75	1.60	C$	19,114
Granted, including dividends	1,471,442	14.69		2.00	16,302
Exercised	(344,340)	11.55		—	5,148
Forfeited	(107,191)	13.84		—	—
Balance, December 31, 2019	2,412,043	C$	14.00	1.86	C$	44,309
Granted, including dividends	1,313,171	19.31		2.00	24,966
Exercised	(968,470)	14.45		—	20,105
Forfeited	(35,537)	15.62		—	745
Balance, December 31, 2020	2,721,207	C$	16.58	0.93	C$	44,289
Exercisable, December 31, 2020	707,630	C$	12.70	—	C$	14,825
(vi)Bonus deferral RSUs
Eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. These RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. The RSUs granted are 100% vested and therefore, compensation expense associated with these RSUs is recognized immediately upon issuance.
During the year ended December, 31, 2020, 135,409 bonus deferral RSUs were granted to employees of the Company. In addition, the Company settled 13,778 bonus deferral RSUs in exchange for 6,401 common shares issued from treasury, and 7,377 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2019	$(74,189)	$64,333	$(9,529)	$(19,385)
Adoption of ASU 2017-12 on hedging	—	186	—	186
Other comprehensive income (loss)	4,267	19,177	(7,999)	15,445
Amounts reclassified from AOCI to the consolidated statement of operations	3,528	(8,597)	1,490	(3,579)
Net current period OCI	$7,795	$10,580	$(6,509)	$11,866
OCI attributable to the non-controlling interests	(2,428)	—	—	(2,428)
Net current period OCI attributable to shareholders of AQN	$5,367	$10,580	$(6,509)	$9,438
Balance, December 31, 2019	$(68,822)	$75,099	$(16,038)	$(9,761)
Other comprehensive income (loss)	25,643	(13,418)	(20,964)	(8,739)
Amounts reclassified from AOCI to the consolidated statement of operations	2,763	(10,864)	3,403	(4,698)
Net current period OCI	$28,406	$(24,282)	$(17,561)	$(13,437)
OCI attributable to the non-controlling interests	691	—	—	691
Net current period OCI attributable to shareholders of AQN	$29,097	$(24,282)	$(17,561)	$(12,746)
Balance, December 31, 2020	$(39,725)	$50,817	$(33,599)	$(22,507)
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss) while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs (note 24(b)).
15.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	2020				2019
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$344,382		$0.6063		$277,835		$0.5512
Series A preferred shares	C$	6,194	C$	1.2905	C$	6,194	C$	1.2905
Series D preferred shares	C$	5,091	C$	1.2728	C$	5,068	C$	1.2671

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during 2020, the Company charged its equity-method investees $25,829 (2019 - $16,248). Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the year, the development fees charged to the Company were $26,015 (2019 - $3,924).
In 2020, the Company issued a promissory note of $30,493 payable to Altavista, an equity investee of the Company (note 12(j)).
On December 30, 2019, the Company and a third party each contributed C$1,500 to the capital of a new joint venture, created for the purpose of investing in infrastructure opportunities. The Company sold its investment in Abengoa Water USA, LLC to the joint venture in exchange for a note receivable of $30,293 (note 8(d)). No gain or loss was recognized on the sale. In 2019, AQN recorded interest income of $6,007, and a fair value loss of $6,007 on its investment in the joint venture. On July 2, 2020, AQN acquired the third-party developer's 50% interest in the joint venture for C$1,581.
During 2019, the Company sold the Sugar Creek Wind Project to AAGES Sugar Creek in exchange for a note receivable of $21,107, subject to certain adjustments. No gain was recorded on deconsolidation of the Sugar Creek net assets. However, an amount of $15,765, or $11,412, net of tax, was reclassified from AOCI into earnings as a result of the discontinuation of hedge accounting on energy derivatives put in place early in the development of Sugar Creek. The novation and transfer of the derivative contract was subject to counterparty approval, which was received in the first quarter of 2020. Upon approval, the contract was transferred to AAGES Sugar Creek in exchange for a note receivable of $15,765 (note 24(b)(ii)).
During 2019, the Company entered into an enhanced cooperation agreement with Atlantica to, among other things, provide a framework for evaluating mutually advantageous transactions. For a period of one year from the date of the agreement, Atlantica had an exclusive right of first offer for interests in certain Renewable Energy assets. The right expired in 2020.
(b)Redeemable non-controlling interest held by related party
On November 28, 2018, AAGES B.V., an equity investee of the Company, obtained a three-year secured credit facility in the amount of $306,500 and subscribed to a $305,000 preference share ownership interest in AY Holdings. The AAGES B.V. secured credit facility is collateralized through a pledge of Atlantica shares held by AY Holdings. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica stock to eliminate the collateral shortfall. The AAGES B.V. secured credit facility is repayable on demand if Atlantica ceases to be a public company. AQN reflects the preference share ownership issued by AY Holdings as redeemable non-controlling interest held by related party. Redemption is not considered probable as at December 31, 2020. During the year ended December 31, 2020, the Company incurred non-controlling interest attributable to AAGES B.V. of $12,651 (2019 - $16,482) and recorded distributions of $12,198 (2019 - $18,241) (note 17).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in AIP, a consolidated subsidiary of the Company, acquired by AYES Canada in May 2019 for $96,752 (C$130,103) (note 8(c)). During the year ended December 31, 2020, the Company recorded distributions to AYES of $16,064 (2019 - $26,465).
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the years ended December 31 consists of the following:

	2020	2019
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$63,080	$55,963
Non-controlling interests - redeemable tax equity partnership units	6,955	9,006
Other net earnings attributable to:
Non-controlling interests	(2,749)	(2,553)
	$67,286	$62,416
Redeemable non-controlling interest, held by related party	(12,651)	(16,482)
Net effect of non-controlling interests	$54,635	$45,934
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting as described in note 1(s).
Non-controlling interests
As of December 31, 2020, non-controlling interests of $399,487 (2019 - $457,834) include partnership units held by tax equity investors in certain U.S. wind power and solar generating facilities of $388,253 (2019 - $457,000) and other non-controlling interests of $11,234 (2019 - $834).
Non-controlling interest held by related party
Non-controlling interest was issued to AYES Canada in May 2019 for $96,752 (note 8(c)). The balance as of December 31, 2020 was $59,125 (2019 - $73,707).
Redeemable non-controlling interests
Non-controlling interests in subsidiaries that are redeemable upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity on the consolidated balance sheets. If the redemption is probable or currently redeemable, the Company records the instruments at their redemption value. Redemption is not considered probable as of December 31, 2020. Changes in redeemable non-controlling interests are as follows:

	Redeemable non-controlling interests held by related party		Redeemable non-controlling interests
	2020	2019	2020	2019
Opening balance	$305,863	$307,622	$25,913	$33,364
Net effect from operations	12,651	16,482	(6,955)	(9,006)
Contributions, net of costs	—	—	3,717	3,403
Dividends and distributions declared	(12,198)	(18,241)	(951)	(1,848)
Repurchase of non-controlling interest	—	—	(865)	—
Closing balance	$306,316	$305,863	$20,859	$25,913
The Turquoise Solar Facility, a 10 MWac solar generating facility located in Washoe County, Nevada, was placed in service on December 31, 2019. The Class A partnership units are owned by a third-party tax equity investor who funded $3,403 in 2019 and final installments of $3,717 in 2020.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Income taxes
The provision for income taxes in the consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (2019 - 26.5%). The differences are as follows:

	2020	2019
Expected income tax expense at Canadian statutory rate	$209,989	$147,093
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(27,082)	(27,703)
Adjustments from investments carried at fair value	(87,058)	(60,730)
Non-controlling interests share of income	18,243	16,991
Non-deductible acquisition costs	3,223	2,500
Tax credits	(40,185)	(9,332)
Adjustment relating to prior periods	(4,228)	(1,240)
Amortization and settlement of excess deferred income tax	(12,392)	(2,554)
Other	4,073	5,092
Income tax expense	$64,583	$70,117

On April 8, 2020, the IRS issued final regulations with respect to rules regarding certain Hybrid arrangements as a result of U.S. Tax Reform. As a result of the final regulations, the Company has recorded a one-time income tax expense of $9,300 to reverse the benefit of the deductions taken in the prior year.
For the years ended December 31, 2020 and 2019, earnings before income taxes consist of the following:

	2020	2019
Canada (1)	$626,980	$351,908
U.S.	165,431	203,159
	$792,411	$555,067
(1) Inclusive of fair value gain (loss) on investments carried at fair value (note 8)

Income tax expense (recovery) attributable to income (loss) consists of:

	Current	Deferred	Total
Year ended December 31, 2020
Canada	$6,336	$61,440	$67,776
United States	(1,448)	(1,745)	(3,193)
	$4,888	$59,695	$64,583
Year ended December 31, 2019
Canada	$6,695	$17,607	$24,302
United States	9,736	36,079	45,815
	$16,431	$53,686	$70,117

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Income taxes (continued)
The tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2020 and 2019 are presented below:

	2020	2019
Deferred tax assets:
Non-capital loss, investment tax credits, currently non-deductible interest expenses, and financing costs	$531,353	$382,448
Pension and OPEB	66,826	54,113
Environmental obligation	16,145	15,541
Regulatory liabilities	168,054	160,200
Other	65,787	59,103
Total deferred income tax assets	$848,165	$671,405
Less: valuation allowance	(29,824)	(29,447)
Total deferred tax assets	$818,341	$641,958
Deferred tax liabilities:
Property, plant and equipment	$733,211	$707,185
Outside basis differentials	406,429	235,063
Regulatory accounts	212,937	145,852
Other	12,528	14,811
Total deferred tax liabilities	$1,365,105	$1,102,911
Net deferred tax liabilities	$(546,764)	$(460,953)
Consolidated balance sheets classification:
Deferred tax assets	$21,880	$30,585
Deferred tax liabilities	(568,644)	(491,538)
Net deferred tax liabilities	$(546,764)	$(460,953)
The valuation allowance for deferred tax assets as at December 31, 2020 was $29,824 (2019 - $29,447). The valuation allowance primarily relates to operating losses that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment.
As of December 31, 2020, the Company had non-capital losses carried forward and tax credits available to reduce future years' taxable income, which expire as follows:

Non-capital loss carryforward and credits	2021-2026	2027+	Total
Canada	$58	$552,506	$552,564
US	13,427	912,589	926,016
Total non-capital loss carryforward	$13,485	$1,465,095	$1,478,580
Tax credits	$3,624	$72,849	$76,473
The Company has provided for deferred income taxes for the estimated tax cost of distributed earnings of certain of its subsidiaries. Deferred income taxes have not been provided on approximately $504,149 of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings are indefinitely reinvested and should not give rise to additional tax liabilities. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Other net losses
Other net losses consist of the following:

	2020	2019
Acquisition and transition-related costs	$14,104	$11,609
Tax reform (a)	11,728	—
Management succession and executive retirement (b)	12,639	—
Other (c)	22,840	15,085
	$61,311	$26,694
(a)Tax reform
As a result of the Tax Cuts and Jobs Act enacted in 2017, regulators in the states where the Regulated Services Group operates contemplated the rate making implications of federal tax rates from the legacy 35% tax rate and the new 21% federal statutory income tax rate effective January 2018. On July 1, 2020, the Company received an order from the Public Service Commission of the State of Missouri that requires Empire to refund to customers over five years the revenue requirement collected at the higher tax rate between January 1, 2018 and August 31, 2018 before new rates came into effect. Therefore, an accounting loss was recognized for $11,728 in 2020.
(b)Management succession and executive retirement
The Company announced succession plans for the role of CEO, and the retirements of the CFO and Vice Chair. As part of the Retirement Agreements, the Company recorded $12,639, for the year ended December 31, 2020, of expenses in relation to these executives’ share-based compensation agreements (note 13(c)(i)).
(c)Other
Other losses primarily consists of costs related to the condemnation of Liberty Utilities (Apple Valley Ranchos Water) Corp. (note 22(a)), write-downs of assets to align with regulatory reviews and certain costs related to the Granite Bridge Project which was a proposed natural gas pipeline to provides service to the Energy North Gas System. During the year, the Company decided to discontinue the Granite Bridge Project and to instead seek approval of a significantly less expensive contract for additional capacity on a mainline gas artery. The Company is seeking recovery of all direct costs involved with pursuing the Granite Bridge Project. However, for GAAP purposes, an amount of $5,876 was expensed and will be recorded on the Company's balance sheet as a regulatory assets only following review by the regulator at the next general rate proceeding.

20.Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, subscription receipts outstanding, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options and additional shares issued subsequent to year-end under the dividend reinvestment plan. The convertible debentures are convertible into common shares at any time prior to maturity or redemption by the Company. The shares issuable upon conversion of the convertible debentures are included in diluted earnings per share.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Basic and diluted net earnings per share (continued)
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	2020	2019
Net earnings attributable to shareholders of AQN	$782,463	$530,884
Series A preferred shares dividend	4,611	4,666
Series D preferred shares dividend	3,790	3,820
Net earnings attributable to common shareholders of AQN – basic and diluted	$774,062	$522,398
Weighted average number of shares
Basic	559,633,275	499,910,876
Effect of dilutive securities	4,740,561	4,828,678
Diluted	564,373,836	504,739,554
The shares potentially issuable for the year ended December 31, 2020, as a result of 479,836 share options (2019 - 1,113,775) are excluded from this calculation as they are anti-dilutive.
21.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Chile and Bermuda; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada are included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Segmented information (continued)

	Year ended December 31, 2020
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,405,136	$270,398	$1,524	$1,677,058
Fuel, power and water purchased	384,363	16,645	—	401,008
Net revenue	1,020,773	253,753	1,524	1,276,050
Operating expenses	445,459	74,981	12	520,452
Administrative expenses	34,141	24,719	630	59,490
Depreciation and amortization	219,089	92,890	2,144	314,123
Gain on foreign exchange	—	—	(2,108)	(2,108)
Operating income	322,084	61,163	846	384,093
Interest expense	(99,161)	(52,656)	(30,117)	(181,934)
Income from long-term investments	7,753	96,652	560,266	664,671
Other	(40,128)	(6,537)	(27,754)	(74,419)
Earnings before income taxes	$190,548	$98,622	$503,241	$792,411
Property, plant and equipment	$5,757,532	$2,451,706	$32,600	$8,241,838
Investments carried at fair value	—	1,837,429	—	1,837,429
Equity-method investees	74,673	111,779	—	186,452
Total assets	8,528,172	4,589,521	106,213	13,223,906
Capital expenditures	$690,792	$80,746	$14,492	$786,030
(1) Renewable Energy Group revenue includes $28,586 related to net hedging gains from energy derivative contracts and availability credits for the year ended December 31, 2020 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $24,928 related to alternative revenue programs for the year ended December 31, 2020 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Segmented information (continued)

	Year ended December 31, 2019
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,368,411	$256,510	$1,471	$1,626,392
Fuel and power purchased	426,046	17,258	—	443,304
Net revenue	942,365	239,252	1,471	1,183,088
Operating expenses	397,092	74,676	221	471,989
Administrative expenses	36,667	19,366	769	56,802
Depreciation and amortization	194,766	88,557	981	284,304
Loss on foreign exchange	—	—	3,146	3,146
Operating income	313,840	56,653	(3,646)	366,847
Interest expense	(101,518)	(61,039)	(18,931)	(181,488)
Income from long-term investments	9,334	104,025	284,262	397,621
Other	(32,297)	15,951	(11,567)	(27,913)
Earnings before income taxes	$189,359	$115,590	$250,118	$555,067
Property, plant and equipment	$4,763,689	$2,444,382	$32,909	$7,240,980
Investments carried at fair value	27,072	1,267,075	—	1,294,147
Equity-method investees	29,827	52,284	—	82,111
Total assets	6,825,379	4,014,067	81,340	10,920,786
Capital expenditures	$478,936	$102,396	$—	$581,332
(1) Renewable Energy Group revenue includes $22,282 related to net hedging gains from energy derivative contracts for the year ended December 31, 2019 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $(4,405) related to alternative revenue programs for the year ended December 31, 2019 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Segmented information (continued)
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	2020	2019
Revenue
United States	$1,475,087	$1,537,695
Canada	153,569	88,697
Other regions	48,402	—
	$1,677,058	$1,626,392
Property, plant and equipment
United States	$6,666,015	$6,488,964
Canada	884,195	752,016
Other regions	691,628	—
	$8,241,838	$7,240,980
Intangible assets
United States	$24,825	$23,821
Canada	23,123	23,795
Other regions	66,965	—
	$114,913	$47,616
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
22.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against AQN and certain of its subsidiaries, initially claiming damages of not less than C$345,000 and punitive damages in the sum of C$25,000. On November 28, 2020, Gaia served the Company with an amended notice of arbitration to, among other things, lower the value of its damages claim to C$108,500 and lower the value of its punitive damages claim to C$10,000. The action arises from Gaia’s 2010 sale, to a subsidiary of AQN, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets. The parties have agreed to arbitrate the dispute, with the evidentiary portion of the hearing having occurred during the week of February 22, 2021 and closing arguments scheduled for March 16 and 17, 2021. The likelihood of success in this lawsuit cannot be reasonably predicted; however, AQN intends to continue to vigorously defend it.
Condemnation expropriation proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. is the subject of a condemnation lawsuit filed by the town of Apple Valley. A court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned. The evidentiary portion of the right-to-take condemnation trial finished on July 15, 2020 and a decision is expected from the Court in the first half of 2021. Any taking by government entities would legally require fair compensation to be paid; however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility assets taken.
Mountain View fire
On November 17, 2020, a wildfire now known as the Mountain View fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC. The cause of the fire is undetermined at this time, and CAL FIRE has not yet issued a report. To date, four lawsuits have been filed against subsidiaries of the Company in connection with the Mountain View fire. The likelihood of success in these lawsuits cannot be reasonably predicted; however, Liberty Utilities (CalPeco Electric) LLC intends to vigorously defend them.
(b)Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 8, the following significant commitments exist as of December 31, 2020.
AQN has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
22.Commitments and contingencies (continued)
(b)Commitments (continued)
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$45,083	$27,310	$26,178	$26,236	$26,472	$167,380	$318,659
Gas supply and service agreements (ii)	89,034	62,781	48,427	42,174	37,699	144,885	425,000
Service agreements	56,828	46,817	50,223	48,671	45,766	248,540	496,845
Capital projects	654,399	—	—	—	—	—	654,399
Land easements	6,747	6,783	6,874	6,958	7,036	194,995	229,393
Total	$852,091	$143,691	$131,702	$124,039	$116,973	$755,800	$2,124,296
(i)     Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of December 31, 2020. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(ii)     Gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.
23.Non-cash operating items
The changes in non-cash operating items consist of the following:

	2020	2019
Accounts receivable	$(52,778)	$(20,857)
Fuel and natural gas in storage	237	13,985
Supplies and consumables inventory	1,058	(6,028)
Income taxes recoverable	(3,440)	17,796
Prepaid expenses	(15,411)	(7,501)
Accounts payable	40,885	63,854
Accrued liabilities	(29,150)	8,872
Current income tax liability	3,818	(5,016)
Asset retirements and environmental obligations	3,562	(2,494)
Net regulatory assets and liabilities	(26,260)	(2,308)
	$(77,479)	$60,303

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments
(a)Fair value of financial instruments

December 31, 2020	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,837,429	$1,837,429	$1,706,900	$20,015	$110,514
Development loans and other receivables	23,804	31,088	—	31,088	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	51,525	51,525	—	—	51,525
Energy contracts not designated as cash flow hedge	388	388	—	—	388
Commodity contracts for regulated operations	194	194	—	194	—
Total derivative instruments	52,107	52,107	—	194	51,913
Total financial assets	$1,913,340	$1,920,624	$1,706,900	$51,297	$162,427
Long-term debt	$4,538,470	$5,140,059	$2,316,586	$2,823,473	$—
Notes payable to related party	30,493	30,493	—	30,493	—
Convertible debentures	295	623	623	—	—
Preferred shares, Series C	13,698	15,565	—	15,565	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	5,597	5,597	—	—	5,597
Energy contracts not designated as a cash flow hedge	332	332	—	—	332
Cross-currency swap designated as a net investment hedge	84,543	84,543	—	84,543	—
Interest rate swaps designated as a hedge	19,324	19,324	—	19,324	—
Commodity contracts for regulated operations	614	614	—	614	—
Total derivative instruments	110,410	110,410	—	104,481	5,929
Total financial liabilities	$4,693,366	$5,297,150	$2,317,209	$2,974,012	$5,929

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2019	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,294,147	$1,294,147	$1,178,581	$27,072	$88,494
Development loans and other receivables	37,050	37,984	—	37,984	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	65,304	65,304	—	—	65,304
Energy contracts not designated as a cash flow hedge	20,384	20,384	—	—	20,384
Commodity contracts for regulatory operations	16	16	—	16	—
Total derivative instruments	85,704	85,704	—	16	85,688
Total financial assets	$1,416,901	$1,417,835	$1,178,581	$65,072	$174,182
Long-term debt	$3,931,868	$4,284,068	$1,495,153	$2,788,915	$—
Convertible debentures	342	623	623	—	—
Preferred shares, Series C	13,793	15,120	—	15,120	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	789	789	—	—	789
Energy contracts not designated as a cash flow hedge	38	38	—	—	38
Cross-currency swap designated as a net investment hedge	81,765	81,765	—	81,765	—
Commodity contracts for regulated operations	2,072	2,072	—	2,072	—
Total derivative instruments	84,664	84,664	—	83,837	827
Total financial liabilities	$4,030,667	$4,384,475	$1,495,776	$2,887,872	$827
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of December 31, 2020 and 2019 due to the short-term maturity of these instruments.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The Company’s level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $13.64 to $98.05 with a weighted average of $22.96 as of December 31, 2020. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 24(b)(ii) and 24(b)(iv). The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.25% to 8.75% with a weighted average of 8.67%, and the expected volatility of Atlantica's share price ranging from 22% to 46% as of December 31, 2020. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement. The increase in value and volatility of the Atlantica shares during the year resulted in a significant increase in the fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”), associated with the above derivative contracts:

2020
Financial contracts: Swaps	1,830,852
Options	479,692
Forward contracts	1,500,000
3,810,544
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 7(g)). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts on the consolidated balance sheets:

	2020	2019
Regulatory assets:
Swap contracts	$228	$28
Option contracts	50	38
Forward contracts	$693	$1,830
Regulatory liabilities:
Swap contracts	$271	$743
Option contracts	$76	$—
(ii)Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and the Shady Oaks II development project by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
2,479,234	December 2031	$23.50	NI HUB
642,280	December 2028	$34.02	PJM Western HUB
2,953,751	December 2027	$24.76	NI HUB
2,330,995	December 2027	$36.46	ERCOT North HUB
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, AQN anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company designated a contract with a notional quantity of 81,408 MW-hours, a price of $38.95 per MW-hr and expiring in February 2022 as a hedge to the price of energy purchases. The Company also mitigates the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges and changes in fair value are recorded in earnings as they occur (note 24(b)(iv)).
In November 2020, upon the acquisition of Ascendant (note 3(a)), the Company redesignated two interest rate swap contracts as cash flow hedges to mitigate the risk that LIBOR-based interest rates will increase over the life of Ascendant's term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its LIBOR interest rate expense on $87,627 and $8,875 to 3.28% and 3.02%, respectively, on its two term loan facilities.
In January 2019, the Company entered into a long-term energy derivative contract to reduce the price risk on the expected future sale of power generation at the Sugar Creek Wind Project. On September 30, 2019, the Company sold the derivative contract together with 100% of its ownership interest in Sugar Creek Wind Project to AAGES Sugar Creek Wind, LLC. The novation and transfer of the derivative contract was subject to counterparty approval, which was received in the first quarter of 2020. As a result, the hedge relationship for the Sugar Creek Wind Project energy derivative was discontinued in 2019. Amounts in AOCI of $15,765 and related tax were reclassified from AOCI into earnings in 2019.
In September 2019, the Company entered into a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes. The Company designated the entire notional amount of the three pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The Company was party to a 10-year forward-starting interest rate swap in order to reduce the interest rate risk related to the probable issuance of a 10-year C$135,000 bond. In 2019, the Company settled the forward-starting interest rate swap contract as it issued C$300,000 10-year senior unsecured notes with an interest rate of 4.60% (note 9(g)).
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	2020	2019
Effective portion of cash flow hedge	$(13,418)	$19,177
Amortization of cash flow hedge	(1,248)	(33)
Amounts reclassified from AOCI	(9,616)	(8,564)
OCI attributable to shareholders of AQN	$(24,282)	$10,580
The Company expects $8,624, $483 and $1,215 of unrealized gains currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, interest expense and derivative gains, respectively, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. Effective January 1, 2020, the functional currency of AQN, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts, taking into consideration its operating, financing and investing activities. As a result of that entity's change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk.
The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $656 for the year ended December 31, 2020 (2019 - $nil) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes, to effectively convert the $350,000 U.S. dollar denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency loss of $13,256 for the year ended December 31, 2020 (2019 - $nil) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $3,581 for the year ended December 31, 2020 (2019 - gain of $35,277) was recorded in OCI.
The Company is party to C$650,000 cross currency swaps to effectively convert Canadian dollar debentures (note 9) into U.S. dollars. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $18,875 for the year ended December 31, 2020 (2019 - gain of $15,946) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives
Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
During the year, the Company executed on currency forward contracts to purchase in total $682,500 for approximately C$923,243 in order to manage the currency exposure to the Canadian dollar shares issuance (note 13(a)). A foreign currency gain of $2,363 was recorded as a result of the settlement.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives (continued)
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	2020	2019
Change in unrealized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(901)	$530
Currency forward contract	—	(904)
Total change in unrealized gain (loss) on derivative financial instruments	$(901)	$(374)
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	(1,145)	(227)
Currency forward contract	2,363	147
Total realized gain (loss) on derivative financial instruments	$1,218	$(80)
Gain (loss) on derivative financial instruments not accounted for as hedges	317	(454)
Amortization of AOCI gains frozen as a result of hedge dedesignation	3,009	15,810
	$3,326	$15,356
Amounts recognized in the consolidated statements of operations consist of:
Gain on derivative financial instruments	$964	$16,113
Gain (loss) on foreign exchange	2,362	(757)
	$3,326	$15,356
(c)Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view of mitigating these risks to the extent possible on a cost effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk and liquidity risk, and how the Company manages those risks.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable, notes receivable and derivative instruments. The Company limits its exposure to credit risk with respect to cash equivalents by ensuring available cash is deposited with its senior lenders, all of which have a credit rating of A or better. The Company does not consider the risk associated with the accounts receivable to be significant as 91% of revenue from power generation is earned from large utility customers having a credit rating of Baa2 or better by Moody's, or BBB or higher by S&P, or BBB or higher by DBRS. Revenue is generally invoiced and collected within 45 days.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(c)Risk management (continued)
Credit risk (continued)
The remaining revenue is primarily earned by the Regulated Services Group, which consists of water and wastewater, electric and gas utilities in the United States, Canada, Chile and Bermuda. In this regard, the credit risk related to Regulated Services Group accounts receivable balances of $266,225 is spread over thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers. In addition, most of the regulators of the Regulated Services Group allow for a reasonable bad debt expense to be incorporated in the rates and therefore recovered from rate payers.
As of December 31, 2020, the Company’s maximum exposure to credit risk for these financial instruments was as follows:

2020
Cash and cash equivalents and restricted cash	$130,018
Accounts receivable	355,151
Allowance for doubtful accounts	(29,506)
Notes receivable	23,804
$479,467
In addition, the Company continuously monitors the creditworthiness of the counterparties to its foreign exchange, interest rate, and energy derivative contracts and assesses each counterparty’s ability to perform on the transactions set forth in the contracts. The counterparties consist primarily of financial institutions. This concentration of counterparties may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, to the extent possible, that it will always have sufficient liquidity to meet liabilities when due. As of December 31, 2020, in addition to cash on hand of $101,614, the Company had $2,675,735 available to be drawn on its senior debt facilities. Each of the Company’s revolving credit facilities contain covenants that may limit amounts available to be drawn.
The Company’s liabilities mature as follows:

	Due less than 1 year	Due 2 to 3 years	Due 4 to 5 years	Due after 5 years	Total
Long-term debt obligations	$334,352	$821,535	$285,600	$3,092,544	$4,534,031
Interest on long-term debt	195,876	337,199	267,112	1,084,022	1,884,209
Purchase obligations	561,690	—	—	—	561,690
Environmental obligation	16,955	26,409	1,251	21,518	66,133
Advances in aid of construction	1,236	—	—	78,628	79,864
Derivative financial instruments:
Cross-currency swap	37,338	29,999	19,875	(2,670)	84,542
Interest rate swaps	2,725	4,346	4,369	7,885	19,325
Energy derivative and commodity contracts	1,917	(233)	919	3,940	6,543
Other obligations	79,219	6,601	5,232	125,209	216,261
Total obligations	$1,231,308	$1,225,856	$584,358	$4,411,076	$7,452,598

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands of U.S. dollars, except as noted and per share amounts)
25.Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

26.Subsequent Event
Subsequent to year-end, in February 2021, the Company’s operations were impacted by extreme winter storm conditions experienced in Texas and parts of the central U.S. (the "Midwest Extreme Weather Event").
Despite the extreme weather conditions, the Regulated Services Group’s mid-west electric and gas systems performed well through the extreme conditions delivering new system peaks. In line with other Southwest Power Pool utilities, limited and short lived load shedding was required to meet broader system requirements. The Company incurred incremental commodity costs during a period of record pricing and elevated consumption. The incremental commodity costs incurred by the Company are expected to be substantially recovered from customers over a timeframe to be agreed with its regulators. However, the Company expects it will have sufficient liquidity to fund these costs in the interim.
The Midwest Extreme Weather Event caused ice and freezing conditions, which restricted electricity production at certain of the Renewable Energy Group’s Texas-based wind facilities. The Company operates two facilities in Texas: the Senate Wind Facility in north-east Texas and the Maverick Creek Wind Facility in central Texas. Starting in 2021, the Company also has a 51% interest in the Stella, Cranell and East Raymond Texas Coastal Wind Facilities.
The most significantly impacted facility was the Senate Wind Facility, which has a financial hedge in place that imposes an obligation to deliver energy. Due to icing, the facility was unable to produce the required energy to satisfy the quantities required to be delivered under the hedge, and was required to settle in the market at elevated pricing. The impacts to the Company's other Texas wind facilities were marginal. The Maverick Creek Wind Facility has two unit contingent power purchase agreements and as a result was not negatively subjected to the elevated market pricing. The Texas Coastal Wind Facilities experienced marginal impacts of the weather in aggregate.
The Company continues to assess the aggregate net impact of these unusual weather conditions on its business, operations, results and financial performance, with the ultimate impact being affected by a number of factors, including any government, regulatory or system operator action, and the outcomes of applicable disputes or proceedings.